Exhibit 99.4

PRO FORMA VALUATION REPORT

ANCHOR BANCORP
Aberdeen, Washington

PROPOSED HOLDING COMPANY FOR:
ANCHOR BANK
Aberdeen, Washington

Dated As Of:
October 10, 2008

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.

Financial Services Industry Consultants

October 10, 2008

Board of Directors
Anchor Mutual Savings Bank
120 North Broadway
Aberdeen, Washington 98520

Members of the Board of Directors:

          At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of conversion described below. This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”), which are relied upon by the Federal Deposit Insurance Corporation (“FDIC”) and the Washington Department of Financial Institutions in the absence of separate written valuation guidelines. Specifically, this Appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Conversion

          The Board of Directors of Anchor Mutual Savings Bank (“Anchor” or the “Bank”) adopted a plan of conversion on July 15, 2008. Pursuant to the plan of conversion, the Bank will convert from the mutual savings bank form of organization to a stock savings bank form and become a wholly owned subsidiary of Anchor Bancorp (“Anchor Bancorp” or the “Company”) a newly formed Washington corporation. The Company will own all of the outstanding shares of the Bank, which will be renamed “Anchor Bank.” Anchor Bancorp will offer shares of common stock to eligible depositors of Anchor, to certain newly-formed stock benefit plans for officers, directors and employees and others. Following the completion of the offering, Anchor Bancorp will be a bank holding company, and its primary regulator will be the Federal Reserve.

          Pursuant to the plan of conversion, the Company will offer its stock in a subscription offering to Eligible Account Holders of the Bank, Tax-Qualified Employee Stock Benefit Plans, Supplemental Eligible Account Holders, and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a direct or syndicated community offering.

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Directors
October 10, 2008

          The plan of conversion and reorganization provides for the establishment of The Anchor Bancorp Foundation (the “Foundation”). The Foundation will be funded with cash in an amount of $500,000 and common stock contributed by Anchor Bancorp in an amount equal to $1,500,000. The Foundation will be dedicated to assist the communities within Anchor’s market area beyond community development and lending and will enhance the Bank’s current activities under the Community Reinvestment Act.

          At this time, no other activities are contemplated for Anchor Bancorp other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, Anchor Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends to shareholders and/or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

RP® Financial, LC.

          RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, the Bank, and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

          In preparing the Appraisal, we have reviewed Anchor Bancorp’s and the Bank’s regulatory applications, including the prospectus as filed with the Washington Department of Financial Institutions and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Bank, that has included due diligence related discussions with Anchor’s management; Moss Adams LLP, the Bank’s independent auditor; Breyer and Associates, P.C., Anchor’s conversion counsel; and Keefe Bruyette & Woods, Inc., which has been retained as the financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

          We have investigated the competitive environment within which Anchor operates and have assessed the Bank’s relative strengths and weaknesses. We have monitored

Board of Directors
October 10, 2008

all material regulatory and legislative actions affecting financial institutions, generally, and analyzed the potential impact of such developments on Anchor and the industry as a whole; to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank’s operating characteristics and financial performance as they relate to the pro forma market value of Anchor Bancorp. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared Anchor’s financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

          The Appraisal is based on Anchor’s representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers Anchor only as a going concern and should not be considered as an indication of the Bank’s liquidation or control value.

          Our appraised value is predicated on a continuation of the current operating environment for the Bank and the Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank’s value alone. It is our understanding that Anchor intends to remain an independent institution and there are no current plans for selling control as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

          The estimated pro forma market value is defined as the price at which the Company’s stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

          It is our opinion that, as of October 10, 2008, the aggregate market value of Anchor Bancorp’s common stock to be outstanding at the midpoint of the valuation range, assuming a full conversion offering and inclusive of shares to be issued to the

Board of Directors
October 10, 2008

Foundation is $46,500,000. The shares will be issued at a price of $10.00 per share. Pursuant to conversion guidelines, the offering and reorganization will thus incorporate the following range of value of stock issuance.

		Total Shares By Category

	Total Shares	Sold in the Offering	Foundation Shares

Shares(1)
Supermaximum	6,101,250	5,951,250	150,000
Maximum	5,325,000	5,175,000	150,000
Midpoint	4,650,000	4,500,000	150,000
Minimum	3,975,000	3,825,000	150,000

Distribution of Shares(2)
Supermaximum	100.00%	97.54%	2.46%
Maximum	100.00%	97.18%	2.82%
Midpoint	100.00%	96.77%	3.23%
Minimum	100.00%	96.23%	3.77%

Aggregate Market Value
Supermaximum	$61,012,500	$59,512,500	$1,500,000
Maximum	$53,250,000	$51,750,000	$1,500,000
Midpoint	$46,500,000	$45,000,000	$1,500,000
Minimum	$39,750,000	$38,250,000	$1,500,000

(1)	Based on offering price of $10.00 per share.

Limiting Factors and Considerations

          The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Anchor Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

Board of Directors
October 10, 2008

          The valuation prepared by RP Financial in accordance with applicable regulatory guidelines was based on the consolidated financial condition and operations of Anchor Bancorp as of or for the periods ended June 30, 2008, the date of the financial data included in the prospectus.

          RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

          The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Anchor Bancorp, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,
RP® FINANCIAL, LC.

Ronald S. Riggins
President and Managing Director

James J. Oren
Director

RP® Financial, LC.

TABLE OF CONTENTS
ANCHOR BANK
Aberdeen, Washington

DESCRIPTION		PAGE NUMBER

CHAPTER ONE	OVERVIEW AND FINANCIAL ANALYSIS

Introduction		1.1
Plan of Conversion		1.1
Strategic Overview		1.2
Balance Sheet Trends		1.4
Income and Expense Trends		1.9
Interest Rate Risk Management		1.12
Lending Activities and Strategy		1.14
Asset Quality		1.18
Funding Composition and Strategy		1.19
Legal Proceedings		1.20

CHAPTER TWO	MARKET AREA

Introduction		2.1
National Economic Factors		2.2
Market Area Demographics		2.6
Summary of Local Economy		2.10
Market Area Employment Sectors		2.13
Unemployment Data and Trends		2.14
Market Area Deposit Characteristics/Competition		2.15
Summary		2.19

CHAPTER THREE	PEER GROUP ANALYSIS

Peer Group Selection		3.1
Financial Condition		3.6
Income and Expense Components		3.10
Loan Composition		3.13
Credit Risk		3.15
Interest Rate Risk		3.15
Summary		3.18

RP® Financial, LC.

TABLE OF CONTENTS
ANCHOR BANK
Aberdeen, Washington
(continued)

DESCRIPTION			PAGE NUMBER

CHAPTER FOUR		VALUATION ANALYSIS

Introduction			4.1
Appraisal Guidelines			4.1
RP Financial Approach to the Valuation			4.1
Valuation Analysis			4.2
1.	Financial Condition		4.3
2.	Profitability, Growth and Viability of Earnings		4.4
3.	Asset Growth		4.7
4.	Primary Market Area		4.7
5.	Dividends		4.9
6.	Liquidity of the Shares		4.9
7.	Marketing of the Issue		4.10
	A.	The Public Market	4.10
	B.	The New Issue Market	4.18
	C.	The Acquisition Market	4.22
8.	Management		4.22
9.	Effect of Government Regulation and Regulatory Reform		4.23
Summary of Adjustments			4.23
Valuation Approaches			4.24
1.	Price-to-Earnings (“P/E”)		4.25
2.	Price-to-Book (“P/B”)		4.26
3.	Price-to-Assets (“P/A”)		4.28
Comparison to Recent Offerings			4.28
Valuation Conclusion			4.29

RP® Financial, LC.

LIST OF TABLES
ANCHOR BANK
Aberdeen, Washington

TABLE NUMBER	DESCRIPTION	PAGE

1.1	Historical Balance Sheets	1.5
1.2	Historical Income Statements	1.10

2.1	Summary Demographic Data	2.7
2.2	Major Private Employers in Washington	2.13
2.3	Primary Market Area Employment Sectors	2.14
2.4	Market Area Unemployment Trends	2.15
2.5	Deposit Summary	2.16
2.6	Market Area Counties Deposit Competitors	2.18

3.1	Peer Group of Publicly-Traded Thrifts	3.3
3.2	Balance Sheet Composition and Growth Rates	3.7
3.3	Inc as a % of Average Assets and Yields, Costs, Spreads	3.11
3.4	Loan Portfolio Composition and Related Information	3.14
3.5	Credit Risk Measures and Related Information	3.16
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	3.17

4.1	Market Area Unemployment Rates	4.8
4.2	Pricing Characteristics and After-Market Trends	4.20
4.3	Market Price Comparatives	4.21
4.4	Valuation Adjustments	4.23
4.5	Public Market Pricing	4.27

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.1

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

          Anchor is a Washington-chartered mutual savings bank headquartered in Aberdeen, Grays Harbor County, Washington. The Bank serves the western area of Washington State, including the Seattle-Tacoma-Bellevue metropolitan statistical area through its main office in Aberdeen and 19 branch offices, six that are located in the headquarters market area of Grays Harbor County, and nine that are located in the greater Seattle–Olympia region. Four other branches are located in outlying areas from the Seattle-Olympia region, and on the Washington state portion of the Portland, Oregon metropolitan area to the south. The Bank’s offices are located in eight different counties, as shown in a map of the Bank’s branch offices provided in Exhibit I-1. Anchor is a member of the Federal Home Loan Bank (“FHLB”) system, and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation (“FDIC”). At June 30, 2008, Anchor had $626.4 million in assets, $389.9 million in deposits and total equity of $62.4 million, equal to 10.0% of total assets. Anchor’s audited financial statements are included by reference as Exhibit I-2.

Plan of Conversion

          On July 15, 2008, the Board of Directors of the Bank adopted a plan of conversion, incorporated herein by reference, in which the Bank will convert from a Washington-chartered mutual savings bank to a Washington-chartered stock savings bank and become a wholly-owned subsidiary of Anchor Bancorp, a newly formed Washington corporation. Anchor Bancorp will offer 100% of its common stock to qualifying depositors of Anchor in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicated community offering. Going forward, Anchor Bancorp will own 100% of the Bank’s stock, and the Bank will initially be Anchor’s sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.2

outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

          At this time, no other activities are contemplated for the Company other than the ownership of the Bank, extending a loan to the newly-formed employee stock ownership plan (the “ESOP”) and reinvestment of the proceeds that are retained by the Company. In the future, Anchor Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

          The plan of reorganization provides for the establishment of The Anchor Bancorp Foundation (the “Foundation), which will be funded with $500,000 of cash and 150,000 shares of common stock. The Foundation’s charitable giving is intended to complement the Bank’s existing community reinvestment activities, and will be dedicated to help fund local projects and to support certain civic, charitable and cultural organizations within the communities served by the Bank. The Company believes the Foundation will enhance the Bank’s already strong reputation for community service. The Foundation’s ownership of the Company’s stock will enable the local community served to share in the potential increase in market value and dividends over time.

Strategic Overview

          Anchor has been serving the western Washington State area since its founding in 1907. Following a long history of serving the Aberdeen/Grays Harbor County area, the Bank began expanding the market area served, initially into the Thurston County/Olympia region. By 1994, the Bank operated a total of six offices, with three offices in rural Grays Harbor County and three offices in the Olympia, Washington area. Further expansion has resulted in the current 20 branch office network, located in eight Washington counties, with nine of these offices in supermarket locations. In the most recent decades, the Bank has diversified the lending operations beyond residential first mortgage lending to include construction/land, commercial real estate/multi-family, commercial business, and consumer loans, including home equity loans. As will be discussed later, recent construction/land lending in the Portland, Oregon metropolitan area have resulted in elevated levels of delinquent credits, reducing income and

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.3

causing certain expenses in the form of additional allowances for loan losses and workout expenses. Currently, funding for operations is provided by both retail and wholesale deposits and borrowings. The Bank’s general business strategies for the future include continuing to grow the franchise and remaining competitive through offering a full line of consumer retail and business loan and deposit products, emphasizing high levels of customer service through an expanded branch office network. Efforts are planned to attract additional lower cost core deposits to manage funding costs, continue to expand and diversify the loan portfolio, maintain high asset quality, leverage the increased capital base and improve earnings.

          Anchor’s earnings are largely dependent upon net interest income, non-interest income and control of operating expenses. Management of interest rate risk is pursued through sales into the secondary market or securitization of long-term fixed residential loans, along with a focus on loan originations of short-term or adjustable rate loans such as construction, land, commercial and consumer loans. To strengthen the net interest margin the Bank has sought to increase the loans/assets ratio. Management of credit risk is pursued through adequate policies and procedures in the loan origination, loan monitoring and workout areas, although due to the recent increases in problem assets noted above, the Bank is currently acting to improve the overall credit risk management process.

          The equity from the stock offering will increase liquidity, leverage and growth capacity and the overall financial strength. Anchor’s higher capital position resulting from the infusion of stock proceeds is anticipated to reduce interest rate risk through enhancing the interest-earning assets to interest-bearing liabilities (“IEA/IBL”) ratio. The increased equity is expected to reduce funding costs. Additionally, the higher pro forma equity ratio should better position the Bank to take advantage of prospective expansion opportunities, including the establishment or acquisition of additional banking offices in current or nearby markets that would provide for further penetration in the markets currently served by the Bank or nearby surrounding markets. The Bank will also be better positioned to pursue growth and revenue diversification. The projected use of proceeds is highlighted below.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.4

•

The Company. The Company is expected to retain up to 50% of the net conversion proceeds. At present, funds at the holding company level are expected to be initially invested primarily into short-term investment grade securities or a deposit at the Bank. Over time, the funds may be utilized for various corporate purposes, which may include acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

•

The Bank. A minimum of 50% of the net conversion proceeds will be infused into the Bank as capital. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will initially be utilized to pay off a portion of borrowed funds, and over time become part of general funds, pending deployment into loans and investment securities.

Balance Sheet Trends

          Table 1.1 shows the Bank’s historical balance sheet data for the most recent five fiscal years. During this period, Anchor’s balance sheet has expanded at a 7.3% annual rate, with loans receivable, representing a majority of the asset base, increasing at a faster 12.1% annual rate. The asset growth was funded with increasing levels of deposits, borrowings and retained earnings, with deposits decreasing as a percent of total funding liabilities. Equity increased steadily, reflecting net profits during this period. A summary of Anchor’s key operating ratios for the past five years is presented in Exhibit I-3.

          The Bank’s loan portfolio totaled $491.7 million, or 78.5% of assets, at June 30, 2008. From fiscal 2004 through 2008, Anchor’s loans/assets ratio increased from 65.9% to 78.5%, reflecting a greater emphasis on lending operations. Increasing dependence on borrowed funds for funding since fiscal 2004 resulted in the loan/deposit ratio increasing from a low of 92.6% at June 30, 2004 to a high of 126.1% at June 30, 2008. The Bank’s loan portfolio is a result of a relatively diversified lending program, with notable balances of construction/land, commercial real estate/multi-family, 1-4 family residential, consumer and commercial business loans. While 1-4 family residential lending has been a business strategy since the founding of Anchor in 1907, the Bank has been active in construction/land and commercial real estate/multi-family lending for many years. Originations of home equity loans have also increased

RP® Financial, LC.
Page 1.5

Table 1.1
Anchor Mutual Savings Bank
Historical Balance Sheet Data

											6/30/04- 6/30/08 Annual. Growth Rate

	As of June 30,

	2004		2005		2006		2007		2008

	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Pct

	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	(%)

Total Amount of:
Assets	$473,177	100.00%	$490,533	100.00%	$565,295	100.00%	$608,696	100.00%	$626,445	100.00%	7.27%
Loans Receivable (net)	311,862	65.91%	359,320	73.25%	441,659	78.13%	478,140	78.55%	491,686	78.49%	12.06%
Cash and Equivalents	8,903	1.88%	9,212	1.88%	7,892	1.40%	10,916	1.79%	11,003	1.76%	5.44%
Investment Securities	110,042	23.26%	80,138	16.34%	74,198	13.13%	75,987	12.48%	77,666	12.40%	-8.34%
FHLB Stock	5,433	1.15%	5,503	1.12%	5,503	0.97%	5,503	0.90%	6,123	0.98%	3.03%
Fixed Assets	14,257	3.01%	14,496	2.96%	14,750	2.61%	15,258	2.51%	15,530	2.48%	2.16%
Other Real Estate Owned	7,039	1.49%	3,997	0.81%	1,794	0.32%	2,087	0.34%	1,524	0.24%	-31.79%
Mortgage Servicing Rights	899	0.19%	723	0.15%	704	0.12%	572	0.09%	652	0.10%	-7.72%
BOLI	11,766	2.49%	12,592	2.57%	14,307	2.53%	14,919	2.45%	15,537	2.48%	7.20%
Other Assets	2,976	0.63%	4,552	0.93%	4,489	0.79%	5,315	0.87%	6,724	1.07%	22.60%

Deposits	$336,661	71.15%	$356,154	72.61%	$399,084	70.60%	$443,354	72.84%	$389,949	62.25%	3.74%
FHLB Advances, Other Borrowed Funds	80,690	17.05%	72,800	14.84%	99,943	17.68%	96,665	15.88%	165,165	26.37%	19.61%
Other Liabilities	6,801	1.44%	7,708	1.57%	10,043	1.78%	8,157	1.34%	8,969	1.43%	7.16%

Equity	$49,025	10.36%	$53,871	10.98%	$56,224	9.95%	$60,520	9.94%	$62,362	9.95%	6.20%

Loans/Deposits		92.63%		100.89%		110.67%		107.85%		126.09%

Offices Open	14		15		17		20		20

(1) Ratios are as a percent of ending assets.

Source: Audited and unaudited financial statements; RP Financial calculations.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.6

substantially. At June 30, 2008, 22.2% and 23.0% of total loans consisted of construction/land and 1-4 family residential loans; at June 30, 2004 in contrast, such loans represented 17.3% and 17.1%, respectively. Over the same time period, consumer loans, including home equity loans, increased from 8.8% to 15.7% of total loans. Total commercial loans (real estate and non-real estate) decreased from 38.2% to 27.2% of total loans from fiscal 2004 to fiscal 2008. Multi-family residential loans also decreased from fiscal 2004 to fiscal 2008 from 18.6% to 11.8% of total loans.

          The residential mortgage loan portfolio consists of both fixed and adjustable rate loans as the Company’s attempts to generally sell longer term fixed rate loans into the secondary market, or alternatively, securitizes small pools of fixed rate loans into Freddie Mac issued mortgage-backed securities (“MBS”) which are then held in the investment portfolio. The majority of the Company’s 1-4 family residential mortgage loans conform to standards set by Freddie Mac. Anchor typically retains servicing on loans that are sold into the secondary market. The mortgage servicing rights (“MSRs”), which are capitalized, totaled $652,000 as of June 30, 2008, reflecting a portfolio of loans serviced for others of $99.8 million as of June 30, 2008. In addition, Anchor sold $8.0 million in commercial real estate loan participations during fiscal 2008.

          The intent of the Bank’s investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Anchor’s overall credit and interest rate risk objectives. The ratio of cash, equivalents and investments to assets has declined in aggregate and as a percent of assets since the end of fiscal 2004 as the loan portfolio has grown. As of June 30, 2008, the Bank’s portfolio of cash and cash equivalents totaled $11.0 million, equal to 1.8% of assets, with these funds utilized for daily operations and cash flow needs. The investment securities portfolio, which includes MBS, U.S. government agency obligations and municipal bonds, reached a high of $110.0 million, or 23.3% of assets at year end 2004. The investment portfolio declined to $77.7 million at June 30, 2008, or 12.4% of assets.

          At June 30, 2008, investment securities include MBS held as available for sale (“AFS”), $38.1 million, and held-to-maturity (“HTM”) $13.6 million (see Exhibit I-4 for the investment portfolio composition). All MBS are backed by fixed rate loans originated by

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.7

Anchor and then pooled into Freddie Mac MBS. High quality short-to-intermediate term U.S. agency securities (with effective durations of less than 10 years) comprise another segment of the investment portfolio, totaling $21.4 million at June 30, 2008. Beyond these investments, the Bank held $4.6 million of municipal bonds (essentially all classified as AFS) that provide tax advantaged income, and $6.1 million of FHLB stock. No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term. The level of cash and investments is anticipated to increase initially following conversion, pending gradual redeployment into higher yielding loans.

          As of June 30, 2008, Anchor held a balance of bank owned life insurance (“BOLI”) totaled $15.5 million, which reflects growth since the end of fiscal 2004 owing to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Bank’s management and has been purchased with the intent to offset various benefit program expenses on a tax advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to other non-interest income on an annual basis.

          The Bank’s 20 office locations (the headquarters office and 19 full-service depository branch locations), include seven owned offices and 13 leased offices. A full-service branch office (leased) is currently under construction to replace a Wal-Mart branch which will be closed concurrently with the opening of the new branch, which has a scheduled opening date in the fourth quarter of 2008. The administrative office in Aberdeen is a 7,410 square foot with a net book value of approximately $2.8 million at June 30, 2008. There are no retail deposit services at this location. This office, along with investment in the other branch offices (including land, buildings, and furniture, fixtures and equipment), totaled $15.5 million, or 2.48% of assets as of June 30, 2008. This investment in fixed assets reduces the level of interest earning assets on the balance sheet.

          Over the past five years, Anchor’s funding needs have been supported with both retail and wholesale (brokered) deposits, with an increasing trend of supplemental funding provided by borrowings, and retained earnings. From year end 2004 through

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.8

June 30, 2008, the Bank’s deposits increased at an annual rate of 3.7%, which is net of a decline of $53.4 million, or 12.1% during fiscal 2008. This recent decline in deposits was primarily due to the withdrawal of brokered certificates of deposit (“CDs”), which were allowed to leave the Bank upon maturity; these funds were generally replaced with borrowings. Deposits as a percent of assets ranged from a high of 72.8% at year end 2007 to a low of 62.3% at year end 2008. As of June 30, 2008, the Bank’s deposits totaled $389.9 million, of which $35.0 million were brokered deposits. The Bank maintains a concentration of deposits in core transaction and savings account deposits, which comprised 35.1% of deposits at June 30, 2008, versus 29.9% of total deposits at year end 2007. The rollout of higher cost brokered CDs in the most recent period facilitated the increase in the concentration of core deposits comprising total deposits since year end 2007.

          Over the past five years, Anchor has utilized funding with borrowings to an increasing extent to support asset size, fund lending operations, and to manage funding costs and interest rate risk. Borrowings totaled $165.2 million, or 26.4% of assets, at June 30, 2008, with most of the borrowings having maturities of less than 30 months. The Bank’s utilization of borrowings has been generally limited to fixed rate, fixed maturity characteristics and short-term overnight FHLB advances.

          Since year end 2004, retention of earnings and the adjustment for accumulated other comprehensive income translated into an annual equity growth rate of 6.2%. Despite this increase in equity, the equity-to-assets ratio declined from 10.4% at year end 2004 to 10.0% at June 30, 2008, as the increase in assets over that same time period exceeded the impact of increases to retained earnings. All of the Bank’s equity is tangible, and the Bank maintained surpluses relative to all of its regulatory capital requirements at June 30, 2008. The addition of stock proceeds will serve to strengthen the Bank’s equity position, as well as support growth opportunities. The pro forma return on equity (“ROE”) is expected to initially decline given the increased equity position.

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Income and Expense Trends

          Table 1.2 presents the Bank’s income and expense trends over the past five years. Earnings and profitability have declined over this period, from a high of $4.4 million, or 0.96% of average assets for fiscal 2004 to $0.8 million, or 0.13% of average assets for year ended June 30, 2008. Income in 2005 was supported by a $1.3 million gain on the sale of real estate owned (“REO”), while net gains and losses have been relatively minor in other periods. Net interest income and operating expenses represent the primary components of the Bank’s income statement. Other revenues for the Bank largely are derived from customer service fees and charges on the deposit base and lending operations. While a higher level of loan loss provisions was incurred in fiscal 2008 due to recent asset quality issues, the general reason for lower profitability has been a downward trending net interest income ratio.

          The Bank’s net interest income to average assets ratio declined from 3.51% during 2004 to 3.06% during 2007 and then further decreased to 2.81% for the 12 months ended June 30, 2008, with this ratio supported by the higher yield loan portfolio (which has a significant balance of higher yielding construction, commercial and consumer loans). The decline in the net interest income ratio since fiscal 2004 reflected the higher cost of funding with an increasing level of borrowings over the 2004-2008 time period, the use of brokered deposits in recent periods which are more costly than retail deposits, and the unfavorable yield curve in 2006 and 2007, which narrowed the yield-cost spread. The Bank’s interest rate spreads and yields and costs for the past three years are set forth in Exhibits I-3 and I-5.

          Non-interest operating income (“other income”) increased notably in 2006 as the Bank changed the various deposit, loan and other banking services fee structures to reflect the competitive environment. The non-interest operating income ratio is dependent upon the level of banking activities, with fees and charges on transaction deposit accounts and loans constituting the primary source of non-interest income for the Bank. Anchor also receives a material level of income from the BOLI investment. Since fiscal 2006, the level of other income has continued to increase at a rate faster

RP® Financial, LC.
Page 1.10

Table 1.2
Anchor Mutual Savings Bank
Historical Income Statements

	For the Fiscal Year Ended June 30,

	2004		2005		2006		2007		2008

	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)

	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)

Interest Income	$27,627	5.99%	$29,408	5.96%	$33,710	6.17%	$40,872	6.71%	$40,131	6.46%
Interest Expense	(11,441)	-2.48%	(12,341)	-2.50%	(15,574)	-2.85%	(22,203)	-3.64%	(22,665)	-3.65%

Net Interest Income	$16,186	3.51%	$17,067	3.46%	$18,136	3.32%	$18,669	3.06%	$17,466	2.81%
Provision for Loan Losses	(240)	-0.05%	(615)	-0.12%	(546)	-0.10%	(720)	-0.12%	(3,545)	-0.57%

Net Interest Income after Provisions	$15,946	3.46%	$16,452	3.34%	$17,590	3.22%	$17,949	2.95%	$13,921	2.24%

Other Income	$3,899	0.84%	$3,780	0.77%	$5,235	0.96%	$5,861	0.96%	$6,215	1.00%
Operating Expense	(13,986)	-3.03%	(15,329)	-3.11%	(17,258)	-3.16%	(18,379)	-3.02%	(19,217)	-3.09%

Net Operating Income	$5,859	1.27%	$4,903	0.99%	$5,567	1.02%	$5,431	0.89%	$919	0.15%

Gain(Loss) on Sale of REO	$22	0.00%	$1,255	0.25%	$0	0.00%	$0	0.00%	$0	0.00%
Gain(Loss) on Sale of Loans	(112)	-0.02%	(27)	-0.01%	(68)	-0.01%	(48)	-0.01%	(135)	-0.02%
Gain(Loss) on Sale of Investments	480	0.10%	38	0.01%	(46)	-0.01%	0	0.00%	0	0.00%
Gain(Loss) on Sale of Other Assets	15	0.00%	(8)	0.00%	0	0.00%	0	0.00%	0	0.00%

Total Non-Operating Income/(Expense)	405	0.09%	1,258	0.26%	(114)	-0.02%	(48)	-0.01%	(135)	-0.02%

Net Income Before Tax	$6,264	1.36%	$6,161	1.25%	$5,453	1.00%	$5,383	0.88%	$784	0.13%
Income Tax Provision (Benefit)	(1,834)	-0.40%	(1,822)	-0.37%	(1,573)	-0.29%	(1,544)	-0.25%	2	0.00%

Net Income (Loss)	$4,430	0.96%	$4,339	0.88%	$3,880	0.71%	$3,839	0.63%	$786	0.13%

Adjusted Earnings
Net Income	$4,430	0.96%	$4,339	0.88%	$3,880	0.71%	$3,839	0.63%	$786	0.13%
Add(Deduct): Net Gain/(Loss) on Sale	(405)	-0.09%	(1,258)	-0.26%	114	0.02%	48	0.01%	135	0.02%
Tax Effect (2)	138	0.03%	428	0.09%	(39)	-0.01%	(16)	0.00%	(46)	-0.01%

Adjusted Earnings	$4,163	0.90%	$3,509	0.71%	$3,955	0.72%	$3,871	0.64%	$875	0.14%

Expense Coverage Ratio (3)	115.7%		111.3%		105.1%		101.6%		90.9%
Efficiency Ratio (4)	69.6%		73.5%		73.8%		74.9%		81.1%
Effective Tax Rate (Benefit) (5)	29.3%		-29.6%		28.8%		-28.7%		0.3%

(1)	Ratios are as a percent of average assets

(2)	Assumes a 34% effective tax rate.

(3)	Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses

(4)	Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gains)

(5)	Based on reported financial statements

Source: Audited & unaudited financial statements & RP Financial calculations

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.11

than the asset base, and totaled $6.2 million, or 1.00% of average assets for the 12 months ended June 30, 2008.

          Operating expenses represent the other major component of the Bank’s income statement, ranging from a low of 3.02% of average assets during 2007 to a high of 3.16% of average assets during fiscal 2006. Since 2004, operating expenses have generally increased in line with assets, and totaled $19.2 million, or 3.09% of average assets for the 12 months ended June 30, 2008. The increase in the dollar amount of operating expenses since 2004 reflects the overall increase in the asset and liability base, including the opening of new offices and expansion of the various operating departments of the Bank, such as the loan department. The Bank’s level of operating expenses is indicative of the higher staffing needs associated with the branch office network, and the diversified lending operations, which require a significant number of employees to support. Likewise, the higher staffing needs associated with generating and servicing transaction and saving account deposits, which comprise a relatively high percentage of the Bank’s deposit composition, have also been a factor. Upward pressure will be placed on the Bank’s expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same time, the increase in capital realized from the stock offering will increase the Bank’s capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

          The decreasing trend in the net interest income ratio since fiscal 2004 has caused the expense coverage ratio (net interest income divided by operating expenses) to gradually decline such that the ratio was 90.9% for the last 12 months compared to 115.7% for fiscal 2004. The relatively strong other income has partially mitigated this decline in the expense coverage ratio. Similarly, Anchor’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 81.1% during the 12 months ended June 30, 2008 was less favorable than the 69.6% efficiency ratio maintained for fiscal 2004. Going forward, the Bank believes the efficiency ratio should improve with continued efforts to control operating expenses and reinvestment of the offering proceeds.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.12

          As noted earlier, loan loss provisions have historically been modest reflecting relatively good asset quality. In fiscal 2008, Anchor began to be impacted by the general slowdown of the housing market and the increase in foreclosure activities, in particular related to the construction/land lending program. During fiscal 2008, the Bank incurred a provision of $3.5 million primarily in relation to the construction loan/land portfolio and a rise in delinquencies and problem assets. As of June 30, 2008, Anchor maintained allowance for loan losses of $7,485,000, equal to 101.18% of non-accruing loans, 29.94% of non-performing assets, and 1.52% of net loans receivable. Exhibit I-6 sets forth the Bank’s allowance for loan loss activity during the past two and one-half years.

          Non-operating items have had a modest impact on the Bank’s income statement in recent years and have consisted primarily of losses on the sale of loans into the secondary market or upon securitization into MBS. With the exception of a $1.3 million gain on the sale of REO in fiscal 2005, and a $0.5 million gain on the sale of investment securities in fiscal 2004, other gains or losses have been minor.

          The Bank’s tax situation has been impacted by the varying levels of income recorded over the past five years, and by the investment in BOLI and municipal bonds. For fiscal years 2004 through 2007, Anchor recorded a tax liability of approximately 29% of pre-tax net income, while for fiscal 2008, the effective tax rate was 0.3% due to the above mentioned factors and the loan loss provisions booked. The Bank’s marginal effective statutory tax rate approximates 34%, and this is the rate utilized to calculate the net reinvestment benefit from the offering proceeds.

Interest Rate Risk Management

          The Bank’s balance sheet is liability-sensitive in the shorter-term and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates, as well as in the interest rate environment that prevailed during 2006 and the first half of 2007 in which the yield curve was inverted due to short-term interest rates increasing to levels that exceeded the yields earned on longer-term Treasury bonds. Anchor primarily measures its interest rate risk exposure by modeling the potential changes to its net interest income (“NII”) for a twelve month period under rising

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.13

and falling interest rate scenarios as well as by assessing the impact to its net portfolio value (“NPV”). As of June 30, 2008 the Net Portfolio Value (“NPV”) analysis, which measures interest rate risk over the longer term by estimating the market value of assets net of the market value of liabilities pursuant to a given change in interest rates, indicated that a 2.0% instantaneous and sustained increase in interest rates would result in a 26.7% decline in the Bank’s NPV (see Exhibit I-7). Alternatively, projected net interest income is projected to increase by a modest 1.6% over the first year assuming a positive 200 basis point instantaneous and permanent reduction in interest rate levels.

          The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Bank manages interest rate risk from the asset side of the balance sheet through underwriting residential mortgages that will allow for their sale to the secondary market or securitization when such a strategy is appropriate and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consist primarily of shorter term and adjustable rate loans. As of June 30, 2008, of the Bank’s total loans due after June 30, 2009, ARM loans comprised 15.1% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through maintaining a concentration of deposits in lower cost and less interest rate sensitive transaction and savings accounts. Transaction and savings accounts comprised 35.1% of the Bank’s deposits at June 30, 2008. The infusion of stock proceeds will serve to further limit the Bank’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Bank’s capital will lessen the proportion of interest rate sensitive liabilities funding assets.

          There are numerous limitations inherent in interest rate risk analyses such as the credit risk of Bank’s loans pursuant to changing interest rates. Additionally, such analyses do not measure the impact of changing spread relationships, as interest rates among various asset and liability accounts rarely move in tandem, as the shape of the

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I.14

yield curve for various types of assets and liabilities is constantly changing in response to investor perceptions and economic events and circumstances.

Lending Activities and Strategy

          The Bank’s loan portfolio reflects a relatively diversified lending program, with notable balances of construction/land, commercial real estate/multi-family, 1-4 family residential, consumer and commercial business loans. While 1-4 family residential lending has been a business strategy since the founding of Anchor in 1907, the Bank has been active in construction/land and commercial real estate/multi-family lending for many years. Originations of home equity loans have also increased substantially in recent years. Details of the Bank’s loan portfolio composition are shown in Exhibit I-9, while Exhibit I-10 provides details of the Bank’s loan portfolio by contractual maturity date.

          Commercial Real Estate/Multi-Family Lending

          The largest segment of the loan portfolio consists of commercial real estate/multi-family loans, which are attractive credits given the higher yields, larger balances, shorter duration and prospective relationship potential of these types of loans. As of June 30, 2008, commercial real estate/multi-family loans totaled $176.6 million, or 35.4% of the total loan portfolio. These loans are generally priced at a higher rate of interest, have larger balances and involve a greater risk profile than 1-4 residential mortgage loans. Often the payments on commercial real estate loans are dependent on successful operations and management of the property. The Bank will generally require and obtain loan guarantees from financially capable borrowers.

          The average loan size of these loan types is approximately $0.8 million, with the Bank’s typical customer consisting of small- to mid-sized businesses located in the market area served. Both fixed and adjustable rate mortgage loans are offered, secured by a wide variety of commercial properties located primarily across the Puget Sound region, including hotels, office space, warehouses, retail centers and office buildings. The variable rate loans are originated with rates that generally adjust after an initial period of three to ten years, with amortization periods of up to 30 years. These

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I.15

loans are usually indexed to a Federal Home Loan Bank borrowing rate plus an acceptable margin. Fixed rate commercial real estate loans are also originated with terms to maturity up to 10 years with up to 30 year amortization periods. Commercial real estate loans are originated at loan-to-value ratios (“LTV”) generally not above 80% and financial statements are required to be submitted annually. A minimum debt service coverage ratio of 1.2 times is generally required, and In addition, personal guarantees are obtained from the primary borrowers on most credits.

          Construction/Land Loans

          The Bank originates residential and, to a lesser extent, commercial construction/land loans, with such loans totaling $110.9 million, or 22.2% of loans outstanding, at June 30, 2008. These types of loans shorten the average duration of the loan portfolio and also support asset yields. The Bank makes loans to individuals for the construction of their own residences (pre-sold properties), which are typically structured as construction/permanent loans. Anchor also originates loans to speculative homebuilders for the construction of single-family residences and residential development projects (speculative properties). The maximum loan-to-value ratio on both pre-sold and speculative loans is generally up to 80% of the appraised value or the sales price. Construction loans on pre-sold properties usually have terms of up to 12 months, while loans on residential subdivision projects usually have terms of no more than 18 months. Essentially all of the construction loans have rates based on the prime rate of interest, with interest only payments during the construction phase.

          While the Bank has originated construction loans in most areas of the market area served by branch offices, a substantial portion of the construction loan portfolio is secured by properties located in the Portland, Oregon metropolitan statistical area. This lending operation was most active prior to 2008, and the loans were obtained through a loan broker relationship. Due to a downturn in the housing market and weaknesses with the builders, delinquencies and problem loans in this portfolio have increased substantially in recent months, and Portland, Oregon-located construction loans currently make up a majority of non-performing assets (“NPAs”). The workout period and amount of losses that may be incurred in this portion of the loan portfolio is

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I.16

uncertain, but represents a significant weakness in the Bank’s loan portfolio and asset quality situation.

          Anchor also originates construction loans on commercial properties, including loans for multi-family, retail space, warehouses and office buildings. These loans generally convert to permanent financing upon completion of construction. The maximum LTV for these loans is usually 80% of the appraised value. Land development loans are also originated to contractors and developers for holding land for future development. These loans are generally limited to LTV’s of 65%, with two year terms at a fixed rate of interest based on the prime rate.

          Commercial Business Lending

          Another segment of the commercial lending activities of Anchor include loans on non-real estate commercial business assets such as business lines of credit, term loans and letters of credit. The Bank originates commercial business loans to small- and mid-sized businesses located regionally, including loans to provide working capital and secured by accounts receivable, inventory or property, plant and equipment. As of June 30, 2008, the Bank had $18.5 million of commercial business loans in portfolio, equal to 3.7% of total loans. These loans usually have shorter terms and higher interest rates than real estate loans, and are usually variable-rate, indexed to the prime rate of interest plus a margin. Loan-to-value ratios for these types of loans are generally limited to 80%. The typical business loan customer is similar to the loan customers for commercial real estate loans.

          Residential Real Estate Lending

          Anchor has historically engaged in the origination of first mortgage loans secured by traditional 1-4 family residential owner-occupied property, with such loans both retained in portfolio and selectively sold into the secondary market, generally on a servicing retained basis. Past originations and portfolio balances of adjustable rate residential loans have been modest due to customer preferences and competitive factors. As of June 30, 2008, residential mortgage loans equaled $114.7 million, or

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.17

23.0% of total loans, with adjustable rate loans totaling $20.2 million, or 17.6% of total residential first mortgage loans.

          Anchor offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans. Loans are underwritten to secondary market guidelines, primarily Freddie Mac, with most of the 1-4 family mortgage loans secured by residences in the local markets surrounding the branch office locations. ARM loans offered by the Bank have initial repricing terms of three, five or seven years. After the initial repricing period, ARM loans convert to a one-year ARM loan for the balance of the mortgage term. Fixed rate loans are offered for terms of 15 to 40 years, and loan pricing is established by using Freddie Mac secondary market pricing. Residential loans are generated through Bank’s in-house lending staff. As a result of past loan sales, the Bank maintained a balance of loans serviced for others of approximately $99.8 million as of June 30, 2008. In accordance with Freddie Mac loan underwriting guidelines, most of the Bank’s 1-4 family loans are originated with LTV ratios of up to 80%, with private mortgage insurance (“PMI”) being required for loans in excess of an 80% LTV ratio.

          Home Equity/2nd Mortgage Loans

          Anchor has been active in home equity lending, with the focus of such lending conducted in the geographic footprint served by the branches. The Bank originates home equity loans, consisting of loans with adjustable rates tied to the prime rate of interest with terms of up to 20 years and maximum combined LTV ratios of up to 100%, including any underlying first mortgage. 2nd mortgage loans are typically fixed rate, amortizing loans with terms of up to 20 years. Historically the Bank has priced these loans competitively in the local market area. Total 2nd mortgage/home equity loans equaled $46.8 million, or 9.4% of the loan portfolio, as of June 30, 2008.

          Consumer Lending

          As a full-service community bank, Anchor also originates a variety of consumer loans, including loans secured by automobiles, recreational vehicles, boats, credit cards and personal loans. As of June 30, 2008, consumer loans totaled $31.8 million, or 6.3% of total loans. The Bank offers such loans since they tend to have shorter maturities

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.18

and higher interest rates than mortgage loans. These loans are underwritten and originated by in-house personnel with rates and terms set by the Bank’s internal loan policies and competitive factors.

          Automobile loans totaled $18.1 million at June 30, 2008 and are extended for up to seven years with fixed rates of interest. Effective management of the higher credit risk of such lending is achieved through proper underwriting policies and procedures. The remaining portion of the consumer loan portfolio includes smaller balances of recreational vehicle loans, personal loans, boat loans, and other miscellaneous loans. The Bank intends to continue offering these types of loans as a service to retail customers.

          Exhibit I-11 provides a summary of the Bank’s lending activities over the past three years. Lending volumes have fluctuated over this time period, with total loans originated reaching a high of $220.6 million during the 12 months ended June 30, 2006, decreasing to $176.8 million during fiscal 2008. Within the loan categories, construction/land and 1-4 family residential originations totaled $102.0 million, or 57.7% of total originations in fiscal 2008. Home equity loans comprised 19.4% of originations. Loan purchases have been modest since 2006, and consisted primarily of commercial real estate/multifamily loans. Loan sales, consisting of 1-4 family fixed rate loans and certain commercial real estate participation loans, totaled $26.7 million for fiscal 2008 and $8.0 million for fiscal years 2006 and 2007.

Asset Quality

          Anchor’s diversified lending operations include originations of construction/land, commercial real estate/multi-family, commercial business and consumer loans, all of which carry a higher risk profile than traditional 1-4 family mortgage lending. Recently, the Bank has experienced a decline in asset quality, particularly in the construction/land loan portfolio. The ratio of non-performing assets (“NPAs”), inclusive of accruing loans past due 90 days or more, real estate owned (“REO”) and repossessed assets, increased notably for fiscal 2008, and totaled $25.0 million, or 4.0% of assets at June 30, 2008. As of June 30, 2008, as shown in Exhibit I-12, non-performing assets at June

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.19

30, 2008 included $7.4 million of non-accruing loans (91% of which were construction/land loans), and $16.0 million of loans greater than 90 days delinquent and still accruing (96% of which were construction/land loans). A majority of these NPAs were construction/land loans secured by properties in the Portland metropolitan statistical area.

          To track the Bank’s asset quality and the adequacy of valuation allowances, Anchor has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of June 30, 2008, the Bank maintained valuation allowances of $7,485,000, equal to 1.52% of net loans receivable and 101.2% of non-accruing loans.

Funding Composition and Strategy

          Deposits have consistently accounted for the major portion of the Bank’s IBL, although over the past five years borrowed funds have steadily increased as the Bank has relied on borrowed funds to a greater extent to fund asset growth objectives. At June 30, 2008 deposits equaled $389.9 million, or 70% of total deposits and borrowings, down from 81% at June 30, 2004. Exhibit I-13 sets forth the Bank’s deposit composition for the past three years and Exhibit I-14 provides the interest rate and maturity composition of the certificate of deposit (“CD”) portfolio at June 30, 2008. CDs constitute the largest portion of the Bank’s deposit base. In 2008, transaction and savings accounts increased as a proportion of total deposits as certain higher cost CDs (brokered deposits) were allowed to be withdrawn upon maturity. Transaction and savings account deposits equaled $136.7 million, or 35.1% of total deposits, at June 30, 2008, versus $122.4 million, or 30.7% of total deposits, at June 30, 2006. The largest portion of the core deposit base consists of money market accounts, which totaled $58.7 million, or 15.1% of total deposits at June 30, 2008.

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I.20

          The balance of the Bank’s deposits consists of CDs, with Anchor’s current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of June 30, 2008, the CD portfolio totaled $253.3 million, or 65.0% of total deposits, and 70.7% of the CDs were scheduled to mature in one year or less. As of June 30, 2008, jumbo CDs (balances exceeding $100,000) amounted to $132.6 million, or 52.4% of total CDs. The Bank maintained approximately $35 million of brokered CDs as of June 30, 2008. As noted above, the balances of CDs in recent years has been affected by offering rates, which increases the attractiveness of those deposits relative to lower yielding transaction and savings account deposits.

          Borrowings have served as an alternative funding source for the Bank to facilitate asset growth, management of funding costs and interest rate risk. Anchor maintained $165.2 million of FHLB advances at June 30, 2008 with a weighted average rate of 5.00%, which included either short-term overnight advances or advances that had fixed interest rates with maturity dates primarily through 2010. Exhibit I-15 provides further detail of the Bank’s borrowings activities during the past three years.

Legal Proceedings

          The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

RP® Financial, LC.	MARKET AREA
II.1

II. MARKET AREA

Introduction

          Anchor conducts operations out of the main office and 19 branches in the Puget Sound region of Washington. The main office is located in Aberdeen, in Grays Harbor County, Washington. Aberdeen is located approximately 110 miles southwest of Seattle and 145 miles northwest of Portland, Oregon. The branches extend to King, Kitsap, and Mason Counties to the northeast, Thurston and Pierce Counties to the east, and Lewis and Clark Counties to the southeast. Exhibit II-1 provides details regarding the Bank’s investment in office facilities.

          The market environment in the areas served by Anchor’s branches is highly diverse. Throughout much of the Bank’s history, Anchor’s operations were centered in Aberdeen and Grays Harbor County. Grays Harbor County is a relatively rural market along the central Washington coast where the traditional industries were logging and fishing. The relatively small size of the market coupled with limited growth and a relatively volatile economy based on natural resources led Anchor to expand into the Puget Sound region, including the Seattle-Tacoma-Bellevue, WA Metropolitan Statistical Area (the “Seattle MSA”), then eventually into the Portland-Vancouver, Oregon-Washington Metropolitan Statistical Area (the “Portland-Vancouver MSA”).

          The region has long experienced a relatively steady economy, not experiencing boom and bust time periods as has been common in other areas of the country. The regional economy has had a historical dependence on the aerospace industry which has had periods of strong growth and alternatively, reductions in activity. Over the past few years, growth rates have been steady and long-term growth trends are favorable as the market area continues to maintain a highly educated and motivated workforce, and the Puget Sound region remains a desirable place to live. In the most recent periods, the Puget Sound region has begun to experience the national issues related to home value declines, foreclosure rates, or other real estate related problems that are prevalent across most of the country.

RP® Financial, LC.	MARKET AREA
II.2

          Future growth opportunities for Anchor depend on the growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of Anchor’s market area. The growth potential and the stability provided by the market area have a direct bearing on the market value of the Bank, and will be factored into our valuation analysis accordingly.

National Economic Factors

          The future success of Anchor’s operations is partially dependent upon various recent national and local economic trends. In assessing economic trends over past few quarters, signs of the economy slipping into a recession continued to emerge in early-2008. January 2008 employment data showed a drop in payrolls for the first time since 2003, although the January unemployment rate dipped to 4.9% as the civilian labor force shrank slightly. January economic data also showed retailers continuing to experience a decline in sales. New home sales fell in January for a third straight month, pushing activity down to the slowest pace in nearly 13 years. Due to the ongoing housing slump, the Federal Reserve cut its economic growth forecast for 2008. Consumer confidence dropped sharply in February amid growing concerns of a forthcoming recession. Other data that indicated the economy was heading towards a recession included a decline in February manufacturing activity to a five-year low, and the number of homes entering foreclosure hit a record in the fourth quarter of 2007. February employment data showed a loss of jobs, although the unemployment rate dipped to 4.8%. Falling home prices spurred an increase in February existing home sales, although new home sales continued to decline in February. The weak housing market was further evidenced by a decrease in residential construction activity during February, which pushed the mark for decreased residential construction activity to a record 24 consecutive months. Manufacturing activity edged up slightly in March 2008, although the March reading still signaled that the manufacturing sector was still in contraction. March employment data showed a third straight month of job losses, with the unemployment rate increasing from 4.8% to 5.1%. The prolonged housing slump

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II.3

continued into March, with sales of new homes plunging to the slowest pace in over 16 years despite sharply lower prices. Sales and prices of existing homes were also down in March. Orders for durable goods dropped for the third consecutive month in March, providing further evidence that the economy was sliding into recession. Overall, the economy expanded at a 0.6% annual rate in the first quarter.

          The economy lost jobs in April 2008, which was the fourth month in a row that the labor force shrank. However, employers cut far fewer jobs in April than in recent months and the unemployment rate dropped to 5.0% compared to 5.1% in March. Led by a decline in auto sales, retail sales dropped 0.2% in April which was a less significant decline than anticipated. Comparatively, the manufacturing sector struggled in April, as evidenced by a 0.7% decline in industrial output. Housing starts were higher in April compared to March, with the surprising increase supported by a sharp rise in multi-family construction. Existing home sales dropped for a ninth straight month in April, although new home sales unexpectedly showed a modest increase in April. Record foreclosures and delinquencies in the first quarter served to further depress home prices, with every major metropolitan area experiencing double digit declines in home prices from April 2007 to April 2008. The nation’s unemployment rate jumped from 5.0% in April to 5.5% in May, the biggest monthly rise since 1986 with job losses totaling 49,000 in May. Comparatively, retail sales rose more than expected in May, reflecting the benefit of consumers spending their economic-stimulus checks. However, the outlook for retailers was less favorable, as consumer confidence for June tumbled to a 16-year low. First quarter GDP growth of 1% was slightly above the previous estimate, while existing home sales rose 2% in May.

          At the start of the third quarter of 2008, June employment data showed that employers cut jobs for a sixth straight month in June and the June national unemployment rate held steady at 5.5%. Helped by tax-rebate sales, retailers, generally beat forecasts for June sales. Weakness in the economy continued to be reflected by a 2.6% decline in existing home sales from May to June and the Federal Reserve’s “beige book” released in late-July showed that economic activity was weak across most of the U.S. July unemployment rose to a four-year high of 5.7%, as

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II.4

employers cut 51,000 jobs. The reduction in jobs was less than projected. Manufacturing activity was flat in July, as higher prices weighed on growth. Retail sales dropped 0.1% in July, the first decline in five months, as data reflected a sharp drop in auto sales. Existing home sales rose 3.1% in July from June, while housing starts fell 11% in July as inventories of unsold homes continued to increase. Personal income fell in July by the largest amount in three years and consumer spending slowed in July in light of the waning impact of the economic stimulus payments. August data generally showed a weakening economy, as a slowdown in consumer spending filtered into the broader economy. Job losses continued for an eighth consecutive month in August, with the August unemployment rate reaching a four and one-half year high of 6.1%. Housing starts and new home sales slumped to 17-year lows in August, while the average price of a new home sold in August dropped by 11.8% which was the largest one month drop on record. The slow down in the economy was further evidenced by a larger than expected decline in August durable-goods orders and second quarter GDP growth was revised downward from 3.3% to a 2.8% annual growth rate. More signs of the economy moving into a recession emerged in September, as manufacturing contracted in September and job losses continued to mount. Employers slashed jobs at the fastest rate in five years in September, marking the ninth consecutive month of job losses. The September unemployment rate held steady at 6.1%.

          In terms of interest rates trends in recent quarters, a downward trend in long-term Treasury yields prevailed in early-2008 as economic data generally pointed towards an economy growing weaker. Interest rates declined further on news of a surprise 0.75% rate cut by the Federal Reserve a week before its scheduled rate meeting at the end of January, with the yield on the 10-year Treasury note dipping below 3.50%. Treasury yields edged slightly higher in the week before the Federal Reserve meeting. The Federal Reserve meeting at the end of January concluded with a second rate cut over a nine day period, as the target rate was cut by 0.5% to 3.0%. Interest rates stabilized during the first half of February, with more economic data pointing towards a recession, and then edged higher going into late-February on inflation worries fueled by a 0.4% jump in January consumer prices. More signs of a softening U.S. economy and renewed worries of the deepening credit crisis, which was highlighted by the collapse of

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II.5

investment banking firm Bear Stearns, pushed bond yields lower at the end of February and the first half of March. The yield on the 10-year Treasury dipped below 3.5% in mid-March. The Federal Reserve cut its target rate by 0.75% to 2.25% at its mid-March meeting, which along with renewed worries about the economy pushed Treasury yields lower heading into the second half of March. Treasury yields edged higher at the end of the first quarter, with the 10-year Treasury yield stabilizing around 3.5%.

          Interest rates were fairly stable during the first half of April 2008, as economic data pointed towards the U.S. economy going into recession. Most notably, March employment data showed job losses for a third consecutive month and April consumer confidence dropped to a new low for the fourth month in a row. Economic data showing higher wholesale and consumer prices in March, along with an unexpected drop in weekly unemployment claims in late–April, pushed long-term Treasury yields higher in the second half of April. At the end of April, the Federal Reserve lowered its target rate by a quarter point to 2%. The rate cut was the seventh in eight months, although the Federal Reserve signaled that it may be ready for a pause with respect to further interest rate cuts. Long-term Treasury yields stabilized through most of May, as economic data provided mixed signals on the likelihood of the national economy going into recession. Inflation worries fueled by the steep decline in the dollar pushed interest rates higher in mid-June, with the yield on the 10-year Treasury note moving above 4% to 4.25%. Interest rates eased lower ahead of the late-June meeting of the Federal Reserve. The Federal Reserve kept its key short-term rate at 2% and suggested that its next move was likely to be a rate increase, which supported a further easing of long-term interest rates through the end of the second quarter.

          The downward trend in long-term Treasury yields continued during the first half of July 2008, with the 10-year Treasury yield dipping to 3.84% in mid-July. A jump in June consumer prices pushed the 10-year Treasury yield back above 4.0 % during the second half of July, which was followed by a decline in long-term Treasury yields in late-July and early-August on weak economic data. Interest rates stabilized through mid-August, as the Federal Reserve held rates steady and suggested it would continue to balance the risk of rising prices and slower growth. Bonds rallied heading into late-

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II.6

August on more concerns about the credit crunch hurting the financial sector and expectations of slower economic growth in the second half of the year.

          Long-term Treasury yields stabilized during the first couple of week of September 2008 and then declined sharply as investors turned to the safety of Treasury bonds amid the turmoil on Wall Street. The yield on the 10-year Treasury note declined to a mid-September low of 3.41%. The mid-September meeting of the Federal Reserve concluded with keeping the short-term target rate at 2.0%, but hinted it was not ruling out future rate cuts amid the financial turmoil. With the announcement of the U.S. government’s rescue plan to stabilize the nation’s financial markets, bond prices dropped as investors moved back into stocks. Treasury bonds surged on news that the House of Representatives defeated the proposed rescue plan, as investors sought their relative safety. In late-September the yield on the 10-year Treasury note was in the 3.75% to 3.85% range. On September 29, 2008, the yield on the 10-year Treasury note declined from 3.83% to 3.63%. Comparatively, investors moved out of bonds in favor of stocks at the close of the third quarter, with the yield on the 10-year Treasury note moving back up to 3.85%. Weak economic data and growing fears of a recession pushed Treasury yields lower in early-October 2008. Following the emergency 0.5% rate cut by the Federal Reserve, long-term Treasury yields increased heading into mid-October. As of October 10, 2008, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 1.08% and 3.89%, respectively, versus comparable year ago yields of 4.23% and 3.89%. Exhibit II-2 provides historical interest rate trends.

Market Area Demographics

          Table 2.1 presents information regarding the demographic and economic trends for the Bank’s market area from 2000 to 2008 and projected through 2013, with additional data shown in Exhibit II-1. Data for the nation, the state of Washington, the Seattle MSA, and the Portland-Vancouver MSA is included for comparative purposes. The size and scope of the market area is evidenced by the demographic data, which shows that as of 2008 the total population of the market area counties was 3.8 million, approximately 58% of the state population.

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Table 2.1
Anchor Bank
Summary Demographic Data

	Year			Annual Growth Rate

	2000	2008	2013	2000-2008	2008-2013

Population (000)
United States	281,422	309,299	328,771	1.2%	1.2%
Washington	5,894	6,628	7,157	1.5%	1.5%
Seattle-Tacoma-Bellevue MSA	3,044	3,389	3,634	1.4%	1.4%
Portland-Vancouver MSA	1,928	2,207	2,410	1.7%	1.8%
Grays Harbor County	67	72	75	0.9%	0.8%
Clark County	345	431	492	2.8%	2.7%
King County	1,737	1,884	1,987	1.0%	1.1%
Kitsap County	232	248	257	0.8%	0.7%
Lewis County	69	76	81	1.2%	1.5%
Pierce County	701	804	876	1.7%	1.7%
Thurston County	207	247	276	2.2%	2.2%
Mason County	49	58	64	1.9%	2.2%

Households (000)
United States	105,480	116,385	123,933	1.2%	1.3%
Washington	2,271	2,566	2,774	1.5%	1.6%
Seattle-Tacoma-Bellevue MSA	1,197	1,343	1,444	1.5%	1.5%
Portland-Vancouver MSA	746	847	923	1.6%	1.7%
Grays Harbor County	27	28	29	0.7%	0.8%
Clark County	127	157	179	2.6%	2.7%
King County	711	779	823	1.1%	1.1%
Kitsap County	86	94	98	1.1%	0.8%
Lewis County	26	29	31	1.1%	1.5%
Pierce County	261	299	327	1.7%	1.8%
Thurston County	82	97	108	2.1%	2.3%
Mason County	19	22	25	2.0%	2.4%

Median Household Income ($)
United States	$42,164	$54,749	$64,042	3.3%	3.2%
Washington	45,770	60,823	70,528	3.6%	3.0%
Seattle-Tacoma-Bellevue MSA	51,488	69,612	82,255	3.8%	3.4%
Portland-Vancouver MSA	47,038	62,191	72,459	3.6%	3.1%
Grays Harbor County	34,161	43,145	50,401	3.0%	3.2%
Clark County	48,296	64,039	74,218	3.6%	3.0%
King County	53,383	75,634	88,393	4.5%	3.2%
Kitsap County	46,848	60,161	66,517	3.2%	2.0%
Lewis County	35,477	44,694	51,431	2.9%	2.8%
Pierce County	45,197	57,938	71,821	3.2%	4.4%
Thurston County	46,877	60,384	66,613	3.2%	2.0%
Mason County	39,586	49,309	56,397	2.8%	2.7%

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II.8

Table 2.1 (continued)
Anchor Bank
Summary Demographic Data

	Year			Annual Growth Rate

	2000	2008	2013	2000-2008	2008-2013

Per Capita Income ($)
United States	$21,587	$28,151	$33,519	3.4%	3.6%
Washington	22,973	30,235	36,338	3.5%	3.7%
Seattle-Tacoma-Bellevue MSA	26,332	35,894	44,369	3.9%	4.3%
Portland-Vancouver MSA	23,293	30,398	36,719	3.4%	3.9%
Grays Harbor County	16,799	20,920	23,813	2.8%	2.6%
Clark County	21,448	27,873	32,948	3.3%	3.4%
King County	29,521	41,365	51,731	4.3%	4.6%
Kitsap County	22,317	27,978	32,335	2.9%	2.9%
Lewis County	17,082	20,697	23,483	2.4%	2.6%
Pierce County	20,948	26,431	32,725	2.9%	4.4%
Thurston County	22,415	27,861	31,988	2.8%	2.8%
Mason County	18,056	22,948	26,055	3.0%	2.6%

2008 HH Net Income Dist. (%)	$0 to $25,000	$25,000- $50,000	$50,000- $100,000	$100,000+

United States	21.08%	24.44%	34.84%	19.63%
Washington	16.95%	23.31%	38.29%	21.45%
Seattle-Tacoma-Bellevue MSA	13.39%	19.79%	39.09%	27.73%
Portland-Vancouver MSA	15.34%	22.82%	39.30%	22.53%
Grays Harbor County	27.41%	30.02%	34.64%	7.93%
Clark County	13.85%	21.64%	42.19%	22.32%
King County	12.79%	17.90%	38.11%	31.21%
Kitsap County	15.70%	24.37%	39.66%	20.28%
Lewis County	25.25%	30.82%	36.11%	7.82%
Pierce County	16.90%	25.26%	39.11%	18.73%
Thurston County	15.84%	24.35%	40.79%	19.02%
Mason County	21.21%	29.51%	39.11%	10.16%

2008 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55-69 Yrs.	70+ Yrs.

United States	20.1%	27.4%	28.8%	14.7%	9.1%
Washington	19.5%	27.7%	29.4%	15.0%	8.3%
Seattle-Tacoma-Bellevue MSA	19.1%	28.2%	31.0%	14.3%	7.5%
Portland-Vancouver MSA	20.1%	27.9%	29.9%	14.6%	7.5%
Grays Harbor County	18.1%	25.1%	27.9%	18.3%	10.6%
Clark County	22.4%	27.0%	29.3%	14.4%	6.8%
King County	17.8%	28.3%	31.7%	14.5%	7.8%
Kitsap County	19.4%	27.3%	29.1%	16.2%	8.1%
Lewis County	19.0%	24.9%	26.9%	17.7%	11.4%
Pierce County	20.4%	28.8%	29.2%	14.1%	7.6%
Thurston County	18.6%	27.1%	29.5%	16.3%	8.5%
Mason County	16.3%	23.2%	28.1%	20.3%	12.2%

Source: SNL Financial, LC.

RP®Financial, LC.	MARKET AREA II.9

          The Bank’s traditional markets in Grays Harbor County, where the Bank has its highest concentration of branches and amount of deposits, remain rural in character and population and household growth rates have trended below the average size for the state of Washington and below the national average. In view of the small size and limited growth trends of its traditional markets in Grays Harbor County, the Bank expanded into the larger more dynamic markets in the southern Puget Sound area and Clark County, Washington to take advantage of the economic benefits of the Seattle MSA and the Portland-Vancouver MSA. These areas have benefited from a number of market and economic factors including the growth of the aerospace and technology-oriented industries, as well as the number of highly educated residents.

          The relatively small size and rural character of Grays Harbor County is displayed in Table 2.1. Grays Harbor County population was equal to 72,000 as of 2008, which reflects a 0.9 percent annual rate of growth since the beginning of the decade, while total households were estimated to equal 28,000, which reflects a 0.7% annual growth rate over the corresponding time frame. By comparison, Anchor’s southern Puget Sound markets are urban in character with a combined population estimated at 3.3 million as of 2008 and annualized growth rates for the period from 2000 to 2008 range from 0.8 percent for Kitsap County to 2.2 percent for Thurston County. Farther south from the other markets is Clark County, where Anchor opened a branch to take advantage of the thriving economy and growth of the Portland-Vancouver MSA. Clark County had a population of 431,000 in 2008 and the highest reported annual growth of the Bank’s markets at 2.8% from 2000 to 2008, which exceeds the national and state averages.

          Income levels in Grays Harbor County reflect the rural nature of the market and the relatively heavy reliance on the timber, fishing, and tourism industries for income. Specifically, per capita income equaled $20,920 in Grays Harbor County which is very low compared to most of the other markets. Per capita income levels ranged from $20,697 in Lewis County to $41,365 in King County. Likewise median household income reported for Grays Harbor County is the lowest of the markets, reported at $43,145, while King County reported the highest median household income of $75,634,

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which was above the national and state aggregates. Household income distribution patterns provide further support regarding the nature of the Bank’s market as approximately 43% of Grays Harbor County households had income levels in excess of $50,000 annually in 2008, while the ratio was 60% for the state of Washington and 55% for the national average. Anchor’s markets in the southern Puget Sound region and Clark County have comparatively higher income levels as a result of the abundance of white collar and technical jobs as compared to the blue collar job market which prevails in Grays Harbor County.

          In 2005, the city of Seattle was ranked as the most well educated city in the country, with the largest concentration of residents that hold college degrees. Seattle’s relatively high income coupled with high education levels for a major city, results in King County placing among the 100 wealthiest counties in the United States, which will favorably influence demand for the products and services offered by financial services providers operating in the market.

Summary of Local Economy

          Historically, the economy of Anchor’s markets has been based on timber, fishing and other natural resources. Logging and ancillary industries have traditionally provided a substantial portion of earnings with the area’s renowned forests providing a large supply of relatively inexpensive and accessible wood. Likewise, Grays Harbor is an excellent natural harbor, which coupled with the areas proximity to fishing grounds in coastal Washington, led to the development of the fisheries industry. Over the last several decades, the economy has become somewhat more diversified and in particular, tourism has come to play a much more important role in the Grays Harbor County market. Two of the largest employers in Grays Harbor County are West Port Boat Shipyard (594 employees) and Weyerhaeuser Forestry (540 employees).

          The Puget Sound region is the largest business center in both the state of Washington and the Pacific Northwest. Currently, key elements of the economy are aerospace, military bases, clean technology, biotechnology, education, information technology, logistics, international trade and tourism. The region is well known for the

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long presence of The Boeing Corporation and Microsoft, two major industry leaders, and for its leadership in technology. The workforce in general is well-educated and strong in technology. Washington State’s location with regard to the Pacific Rim, along with a deepwater port has made international trade a significant part of the regional economy (one in three jobs in Washington is tied to foreign exports). The Washington state ports handle 6% of all U. S. exports and 7% of all U.S. imports, and the top five trading partners with Washington State include Japan, Canada, China, Korea and Ireland. Tourism has also developed into a major industry for the area, due to the scenic beauty, temperate climate and easy accessibility.

          King County, the location of the city of Seattle, has the largest employment base and overall level of economic activity. King County’s largest employers include The Boeing Company, Microsoft Corporation, and the University of Washington. Companies that are headquartered in King County include Alaska Airlines, Amazon.com, Attachmate, Costco, Starbucks and Microsoft. Pierce County’s economy is also well diversified with the presence of military related government employment (Fort Lewis Army Base, 39,000 employees, and McChord Air Force Base, 11,000 employees); along with health care (the Franciscan Health System, 3,900 employees and the Multicare Health System, 3,200 employees). In addition, there is a large employment base in the economic sectors of shipping (the Port of Tacoma) and aerospace employment (Boeing).

          The state government plays a large role in the Thurston County market economy owing to its role as the state capitol. In this regard, growth occurring in Thurston County has been facilitated by the centralization of state functions in Olympia since the 1960s. Furthermore, Fort Lewis and McChord Air Force Base have continued to play an important role in the local economy as a result of the large number of military personnel living off base and as a result of a significant number of civilian jobs which have been created.

          Lewis County has historically been a resource-based economy, focused in forestry, mining, and agriculture. The county also has a growing tourism and retail trade sector. The county’s largest employers include Providence Centrailia Hospital (800

RP®Financial, LC.	MARKET AREA II.12

employees), Fred Meyer Distribution (400 employees), Wal-Mart (380 employees), and Hampton Affiliates Wood Products (350 employees).

          The United States Navy is a key element for Kitsap County’s stable economy with a growing number of companies in the technology, marine and manufacturing clusters contributing to continued economic growth. The United States Navy is of great importance to the county because it is the largest employer in the county, with installations at Puget Sound Naval Shipyard, Naval Undersea Warfare Center Keyport, and Naval Base Kitsap (which comprises former NSB Bangor, and NS Bremerton). The largest private employers in the county are the Harrison Medical Center (657 full-time and 974 part-time), Wal-Mart (718 full-time and 289 part-time), and Port Madison Enterprises (698 full-time and 84 part-time).

          The state of Washington’s largest private employers, including the number of employees, is provided in Table 2.2. Eight of the largest employers in the state are headquartered in King County.

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Table 2.2
Anchor Bank
Major Private Employers in Washington

Employer	Employees

The Boeing Company	59,219
Microsoft Corporation*	28,007
University of Washington*	21,358
The Kroger Company	17,300
Alaska Airlines*	9,936
Starbucks Corporation*	8,806
Providence Health	8,499
Group Health Corporation	8,422
Washington Mutual, Inc.*	7,968
Weyerhaeuser Corporation*	7,700
Costco Wholesale Corporation*	6,526
Multicare Health Systems	5,500
Nordstroms Inc.*	5,349
Macy’s Northwest	4,905
Safeway, Inc.	4,881
Haggen, Inc.	4,000
Safeco Corporation (To be Acquired by Liberty Mutual)	3,700
Swedish Health	3,583
Evergreen Healthcare	2,700

*Headquartered in King County

Sources: Puget Sound Business Journal Supplement.

Market Area Employment Sectors

          Employment data, presented in Table 2.3 on the next page, indicates that similar to many larger, developed areas of the country, services are the most prominent sector for the state of Washington and the eight market area counties, comprising approximately 37.5% for the state and an average of 34.5% of total employment for the Bank’s market area. The next largest component of the economy of the market area is government, at 20.9%, reflecting the military bases throughout the Bank’s market area. Wholesale and retail trade, at 14.4%, was another large component of the market area, reflecting the trade employment in the ports of the Puget Sound region. Government employment was highest in Kitsap, Mason, Pierce, and Thurston Counties, reflecting the impact of state government, as well as the military bases previously mentioned, with

RP®Financial, LC.	MARKET AREA II.14

such employment related to the presence of Boeing. Manufacturing employment is highest in Grays Harbor County, as the county’s largest employers are both manufacturing-related, while information-related employment is highest in King County, due to the impact of Microsoft and other information technology employers. King County’s levels of employment in the different sectors resembled that of the economy of Washington, which was provided for comparative purposes. This data indicates that Bank’s market area has a relatively diversified economic base, such that a downturn in any one industry will likely not have a large impact on the entire market area. This diversification provides a level of stability that is a positive factor for financial institutions such as Anchor.

Table 2.3
Anchor Bank
2006 Primary Market Area Employment Sectors
(Percent of Labor Force)

Employ. Sectors	Washington	Clark	Grays Harbor	King	Kitsap	Lewis	Mason	Pierce	Thurston	Average

Services	37.5%	39.5%	29.1%	41.1%	35.7%	31.1%	27.6%	36.4%	36.0%	34.5%
Wholesale/Retail Td	14.4	14.4	14.6	14.1	14.0	15.6	14.4	14.3	13.9	14.4
Government	15.6	13.1	19.6	11.3	31.1	14.2	24.5	22.3	28.8	20.6
Finance/Ins./RE	8.5	8.9	5.9	10.2	7.6	4.7	8.0	7.9	6.8	7.5
Manufacturing	7.8	7.6	13.0	8.0	1.7	10.7	10.5	5.4	2.6	7.4
Construction	6.9	9.7	6.3	6.0	6.4	6.0	7.4	8.1	6.2	7.0
Information	2.9	2.1	0.9	5.2	1.6	1.0	0.8	1.2	1.2	1.7
Transportation/Util.	3.0	3.2	2.8	3.6	1.2	5.3	1.7	3.6	2.1	2.9
Farming	2.0	0.9	2.0	0.1	0.4	4.4	2.2	0.5	1.2	1.5
Other	1.5	0.7	5.8	0.4	0.5	7.1	3.0	0.5	1.2	2.5

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: REIS DataSource.

Unemployment Data and Trends

          Table 2.4, provides unemployment data which shows that the unemployment rates in Anchor’s markets have increased over the past 12 months, paralleling the unemployment rate for all of the state of Washington, as well as the national aggregate, which also increased. King, Kitsap, and Thurston Counties reported unemployment rates lower than the state and national averages, while the unemployment rate for Washington was slightly lower than the national unemployment rate. The lower

RP®Financial, LC.	MARKET AREA II.15

unemployment rate in King, Kitsap, and Thurston Counties is reflective of the underlying strength of the local economy. Clark and Grays Harbor Counties reported the highest unemployment rates, although for Grays Harbor County it is possible that some of those counted as unemployed in these areas are able to earn income on a contract or day basis in logging or from other sources.

Table 2.4
Anchor Bank
Market Area Unemployment Trends

Region	August 2007 Unemployment	August 2008 Unemployment

United States	4.7%	6.1%
Washington	4.5%	6.0%

Clark County	6.4%	8.3%
Grays Harbor County	6.3%	8.3%
King County	3.3%	4.4%
Kitsap County	4.3%	5.7%
Lewis County	6.3%	8.7%
Mason County	5.6%	7.8%
Pierce County	4.7%	6.4%
Thurston County	4.3%	5.7%

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics/Competition

          Table 2.5 displays deposit market trends and deposit market share, respectively, for commercial banks and savings institutions in the market area from June 30, 2005 to June 30, 2008. Deposit growth trends are important indicators of a market area’s current and future prospect’s for growth. The table indicates that overall deposit growth rates in the Bank’s market range from a low of negative 1.5% annually in Mason County over the past three years, compared to 10.0% annually in Thurston County, 7.5% in King County, 5.6% in Lewis County, 5.5% in Clark County, 4.2% in Pierce County, 3.5% in Kitsap County, and 3.4% in Grays Harbor County. The state of Washington deposits increased at a rate of 7.1% annually, with savings and loan associations declining in overall deposits, although part of this decline was due to a charter conversion by

RP®Financial, LC.	MARKET AREA II.16

Table 2.5
Anchor Bank
Deposit Summary

	As of June 30,						Deposit Growth Rate 2005-2008

	2005			2008

	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches

	($000)			($000)			(%)

Washington	$91,469,300	100.0%	1,832	$112,330,698	100.0%	1,925	7.1%
Commercial Banks	66,454,329	72.7%	1,373	89,017,902	79.2%	1,539	10.2%
Savings Institutions	25,014,971	27.3%	459	23,312,796	20.8%	386	-2.3%

Institution Total
Anchor Bank	$358,183	0.6%	15	$392,431	0.5%	20	3.1%

Grays Harbor County	$949,452	100.0%	29	$1,049,433	100.0%	29	3.4%
Commercial Banks	292,681	30.8%	10	476,113	45.4%	16	17.6%
Savings Institutions	656,771	69.2%	19	573,320	54.6%	13	-4.4%
Anchor Bank	249,807	26.3%	6	279,621	26.6%	6	3.8%

Clark County	$3,498,684	100.0%	92	$4,102,763	100.0%	102	5.5%
Commercial Banks	2,075,249	59.3%	66	2,643,750	64.4%	74	8.4%
Savings Institutions	1,423,435	40.7%	26	1,459,013	35.6%	28	0.8%
Anchor Bank	0	0.0%	0	3,736	0.1%	1	NA

King County	$43,562,788	100.0%	515	$54,066,920	100.0%	535	7.5%
Commercial Banks	32,673,506	75.0%	372	42,757,071	79.1%	400	9.4%
Savings Institutions	10,889,282	25.0%	143	11,309,849	20.9%	135	1.3%
Anchor Bank	975	0.0%	1	3,682	0.0%	1	55.7%

Kitsap County	$2,120,429	100.0%	70	$2,349,062	100.0%	76	3.5%
Commercial Banks	1,626,273	76.7%	57	1,890,779	80.5%	63	5.2%
Savings Institutions	494,156	23.3%	13	458,283	19.5%	13	-2.5%
Anchor Bank	0	0.0%	0	2,452	0.1%	1	NA

Lewis County	$795,832	100.0%	28	$936,985	100.0%	29	5.6%
Commercial Banks	491,261	61.7%	18	768,850	82.1%	22	16.1%
Savings Institutions	304,571	38.3%	10	168,135	17.9%	7	-18.0%
Anchor Bank	26,042	3.3%	2	24,733	2.6%	2	-1.7%

Mason County	$377,753	100.0%	12	$361,027	100.0%	12	-1.5%
Commercial Banks	320,554	84.9%	9	300,759	83.3%	9	-2.1%
Savings Institutions	57,199	15.1%	3	60,268	16.7%	3	1.8%
Anchor Bank	4,134	1.1%	1	8,946	2.5%	1	29.3%

Pierce County	$7,639,980	100.0%	194	$8,635,856	100.0%	207	4.2%
Commercial Banks	6,084,198	79.6%	149	7,032,832	81.4%	162	4.9%
Savings Institutions	1,555,782	20.4%	45	1,603,024	18.6%	45	1.0%
Anchor Bank	5,873	0.1%	1	4,689	0.1%	3	-7.2%

Thurston County	$2,312,907	100.0%	64	$3,080,791	100.0%	72	10.0%
Commercial Banks	1,508,112	65.2%	39	2,313,003	75.1%	49	15.3%
Savings Institutions	804,795	34.8%	25	767,788	24.9%	23	-1.6%
Anchor Bank	71,352	3.1%	4	64,572	2.1%	5	-3.3%

Source: FDIC.

RP®Financial, LC.	MARKET AREA II.17

Sterling Savings Bank, of Spokane, to a commercial bank. Future growth will be facilitated by the large size of the market overall, the competitive environment and the ability of the Bank to attract deposits to one of its 20 locations.

          As of June 30, 2008, Anchor maintained relatively small deposit market shares in the counties closest to Seattle and Vancouver, representative of the overall large size of the deposit base and indicating that future deposit gains and market share gains are possible. The Bank’s market share ranged from a low of 0.01% in King County to 26.6% in Grays Harbor County. Since June 30, 2005, Anchor has recorded an annualized increase in deposits of 3.1%. There were increases of the Bank’s deposits in most of the market area counties, except in Lewis, Pierce, and Thurston Counties, where deposits decreased by 1.7%, 7.2%, and 3.3% annually over the three year period. These deposit trends have encouraged management to consider de novo branching in other markets, particularly along the I-5 corridor, where the Bank has been successful. There are currently 9 in-store branches at Wal-Mart locations which were opened to pursue various new markets on a test basis, setting the stage for traditional branches in these areas. Future branch expansion includes fill-in locations and potential relocation of in-store locations to stand alone locations. The Bank is currently in the process of building a stand alone location, which will be a relocation of an in-store location. The Bank plans on opening the stand alone branch in the fourth quarter of 2008.

          As detailed in the data showing competitor deposits (see Table 2.6), significant competitors for the Bank consist of large nationwide and superregional banks, including Bank of America, JP Morgan Chase and Key Bank, NA, all of which maintain a strong presence in the regional market. This factor, however, allows Anchor to position itself as a community bank, locally owned and managed.

RP®Financial, LC.	MARKET AREA II.18

Table 2.6
Anchor Bank
Market Area Counties Deposit Competitors

Location	Name

Grays Harbor County, WA	Anchor Bank (26.6%)
Timberland Bank (23.4%)
Bank of the Pacific (23.3%)
Sterling Savings Bank (10.8%)

Clark County, WA	Washington Mutual Bank (23.1%)
First Independent Bank (15.6%)
Bank of America, NA (11.9%)
Anchor Bank (0.1%)

King County, WA	Bank of America NA (36.7%)
US Bank (12.3%)
Washington Mutual Bank (11.6%)
Anchor Bank (0.0%)

Kitsap County, WA	Kitsap Bank (18.6%)
Bank of America, NA (17.3%)
Washington Mutual Bank (15.5%)
Anchor Bank (0.1%)

Lewis County, WA	Security State Bank (30.3%)
Sterling Savings Bank (18.4%)
West Coast Bank (10.3%)
Anchor Bank (2.6%)

Mason County, WA	KeyBank NA (26.3%)
Bank of America NA (15.6%)
West Coast Bank (15.4%)
Anchor Bank (2.5%)

Pierce County, WA	Columbia State Bank (17.3%)
KeyBank NA (15.8%)
Bank of America NA (13.2%)
Anchor Bank (0.1%)

Thurston County, WA	Venture Bank (21.1%)
Heritage Bank (11.6%)
Olympia FS&LA (10.2%)
Anchor Bank (2.1%)

Source: FDIC.

RP®Financial, LC.	MARKET AREA II.19

Summary

          The overall condition of the primary market area can be characterized as positive, with growth potential in areas along the I-5 corridor and the counties of the Seattle and Portland-Vancouver MSAs based on regional population and economic projections. The overall total population base within the Bank’s market area provides the potential for additional banking customers. In addition, income levels are relatively high in some areas and growing in line with national averages, indicating an increasing amount of personal wealth for residents. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in Anchor having to pay competitive deposit rates, provide high quality service and continue to provide electronic banking capabilities to increase local market share.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.1

III. PEER GROUP ANALYSIS

          This chapter presents an analysis of Anchor’s operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Anchor is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Anchor, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

          The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies with unusual operating strategies, such as internet banking, those under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

          Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based

RP® Financial, LC.	PEER GROUP ANALYSIS
III.2

institutions with comparable resources, strategies and financial characteristics. There are approximately 165 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Anchor will be a fully public company upon completion of the offering, we considered only fully public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Anchor. In the selection process, we applied five “screens” to the universe of all public companies that were eligible for consideration:

o	Screen #1 Washington institutions with assets less than $2 billion (In-state Peers). Four companies met the criteria for Screen #1 and all were included in the Peer Group.

o	Screen #2 California institutions with assets between $500 million and $1.5 billion (Regional Peers). Two companies met the criteria for Screen #2 and both were included in the Peer Group.

o	Screen #3 Western States institutions (Regional Peers). One company met the criteria for Screen #3 and was included in the Peer Group.

o	Screen #4 Central Midwest institutions with assets between $500 and $1.25 billion (Regional, Asset Size Peers). Two companies met the criteria for Screen #4 and both were included in the Peer Group.

o

Screen #5 Southeast institutions with assets between $500 and $1.0 billion and ROE below 10% (Regional, Asset Size Peers). One company met the criteria for Screen #5 and was included in the Peer Group.

          Exhibit III-1 provides financial and public market pricing characteristics of all publicly-traded thrifts, while Exhibit III-2 provides financial and public market pricing characteristics of the Peer Group selection screens. Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Anchor, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Anchor’s financial

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RP® Financial, LC.	PEER GROUP ANALYSIS
III.4

condition, income and expense trends, loan composition, credit risk and interest rate risk versus the Peer Group as of the most recent publicly available date.

          A summary description of the key comparable characteristics of each of the Peer Group companies relative to Anchor’s characteristics is detailed below.

o

United Western Bancorp, Inc. of CO. Operating in the western state of Colorado, United Western reported a relatively low loans/assets ratio with higher investment securities on the balance sheet and the lowest equity/assets ratio of all Peer Group members. United Western’s profitability was close to the Peer Group average with net interest income higher than the Peer Group offset by higher operating expenses. United Western holds a considerable investment in mortgage-backed securities and commercial real estate/multi-family loans. Asset quality figures were generally more favorable than the Peer Group averages.

o

Harrington West Financial Group of CA. Harrington, the second largest Peer Group member, maintains a lower than average loans/assets ratio and a funding composition similar to the Peer Group average, along with a leveraged capital base. The income statement included a lower level of net interest income compared to the Peer Group average, along with lower operating expenses. Assets included a large percentage of investments, including MBS, and loan portfolio diversification into commercial real estate/multifamily loans. Asset quality ratios were more favorable than the Peer Group overall.

o

First Financial NW, Inc. of WA. First Financial is a recently fully-converted Washington thrift that maintained the highest equity/assets ratio of all Peer Group members, and low use of borrowings. First Financial’s profitability for the most recent 12 months was affected by establishment of a foundation at conversion, and reserves taken for asset quality issues. Profitability is supported by a low level of core operating expenses. The loan portfolio is diversified into construction and commercial real estate/multi-family loans. Asset quality ratios were less favorable than the Peer Group averages, although loan chargeoffs were lower.

o

HMN Financial, Inc. of MN. HMN with a similar branch office network size, maintains a strong loans/assets ratio and relies less on borrowings to fund operations. Reporting a decline in assets during the most recent 12 months, HMN had a leveraged tangible equity position. Profitability was in line with the Peer Group, and was due to lower levels of operating expenses. The loan portfolio was concentrated into commercial real estate/multifamily loans and commercial business loans. Asset quality ratios were less favorable than the Peer Group overall.

o

Riverview Bancorp, Inc. of WA. Riverview reported a high level of loans/assets and a high level of deposit funding, along with the highest level of intangible assets of all Peer Group members. Riverview’s profitability exceeded the Peer Group average due to higher asset yields and higher non-interest income. Riverview reported the lowest investment in 1-4 family mortgage loans, with

RP® Financial, LC.	PEER GROUP ANALYSIS
III.5

loans concentrated in construction, commercial real estate/multi-family and commercial business loans, resulting in the highest risk-weighted assets-to-assets ratio. Riverview’s asset quality ratios on balance were somewhat less favorable than the Peer Group averages.

o

Rainier Pacific Financial Group, Inc. of WA. Rainier Pacific maintains a greater wholesale leveraging strategy than the other Peer Group members (using borrowings to fund investments). Reporting an equity/assets ratio below 9%, Rainier Pacific’s ROA was similar to the Peer Group median as higher than average operating expenses were offset by higher non-interest income. Lending diversification into commercial real estate/multi-family loans was the second highest of all Peer Group companies resulting in a higher than average risk-weighted assets-to-assets ratio despite the high level of investments. Rainier Pacific also maintained a relatively large loan servicing portfolio. Asset quality ratios were in line with Peer Group averages.

o

First PacTrust Bancorp, Inc. of CA. First PacTrust reported the highest loans/assets ratio of the Peer Group and its funding mix was in line with Peer Group averages. First PacTrust’s modest profitability was due to lower yields on earning assets and higher costs of funds, along with lower non-interest income despite lower operating expenses. First PacTrust’s lending operations were concentrated in residential lending, with some diversification into commercial real estate/multi-family loans. Asset quality ratios were less favorable than Peer Group averages.

o

First Federal Bancshares, Inc. of AR. First Federal reported a modestly higher level of loans in the earning asset portfolio, and maintains an equity/assets ratio of approximately 9%. Reporting stable assets over the last 12 months, First Federal recorded profitability in line with the Peer Group median, with profits supported by higher non-interest income and modestly lower operating expenses. Loan diversification included commercial real estate/multi-family lending and commercial business lending. Asset quality ratios were less favorable than Peer Group averages.

o

Meta Financial Group of IA. The second smallest Peer Group member with a similar asset size and resources as Anchor, Meta reported a high level of investment in cash and investment securities and average use of borrowings. Net income was lower than the Peer Group average, due in part to higher than average operating expenses. Investment in MBS was higher than Peer averages, with some diversification into commercial real estate/multi-family and commercial business loans. Meta also reported asset quality ratios that were generally more favorable than the Peer Group overall.

o

Timberland Bancorp, Inc. of Hoquiam, WA. Timberland maintained an equity/assets ratio above 11% and recorded relatively strong investment in loans receivable, funded to a greater extent with deposits in comparison to the Peer Group. Reporting profitability above the Peer Group average, Timberland’s ROA was enhanced through a lower interest expense ratio and higher levels of non-interest income. The loan portfolio showed diversification in construction loans

RP® Financial, LC.	PEER GROUP ANALYSIS
III.6

and commercial real estate/multi-family loans. Timberland reported a relatively large loans serviced for others portfolio and mortgage servicing rights asset. Credit quality measures were on balance similar to the Peer Group with a lower level of loan chargeoffs.

          In aggregate, the Peer Group companies maintained a lower level of capital as the industry average (8.94% of assets versus 9.55% for all public companies), generated similar earnings as a percent of average assets (0.41% ROAA versus 0.46% for all public companies), and earned a higher ROE (5.08% ROE versus 3.82% for all public companies). Overall, the Peer Group’s average P/B ratio and average P/E multiple were below the respective averages for all publicly-traded thrifts.

	All Fully-Conv. Publicly-Traded		Peer Group

Financial Characteristics (Medians)
Assets ($Mil)	$871		$878
Market capitalization ($Mil)	$54		$38
Equity/assets (%)	9.55%		8.94%
Return on average assets (%)	0.46%		0.41%
Return on average equity (%)	3.82%		5.08%

Pricing Ratios (Medians)(1)
Price/earnings (x)	12.58	x	8.09	x
Price/book (%)	68.40%		52.09%
Price/assets (%)	6.56%		3.93%

(1)	Based on market prices as of October 10, 2008.

          Ideally, the Peer Group companies would be comparable to Anchor in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Anchor, as will be highlighted in the following comparative analysis.

Financial Condition

          Table 3.2 shows comparative balance sheet measures for Anchor and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Bank’s and the Peer Group’s ratios reflect balances as

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RP® Financial, LC.	PEER GROUP ANALYSIS
III.8

of June 30, 2008, unless indicated otherwise for the Peer Group companies. Anchor’s equity-to-assets ratio of 10.0% was very close to the Peer Group’s average net worth ratio of 9.9%. The Bank’s pro forma capital position will increase with the addition of stock proceeds, providing the Bank with an equity-to-assets ratio that will further the Peer Group’s ratio. Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 10.0% and 9.3%, respectively. The increase in Anchor’s pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank’s higher pro forma capitalization will initially depress return on equity. Both Anchor’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Bank’s ratios currently exceeding the Peer Group’s ratios. On a pro forma basis, the Bank’s regulatory surpluses will become more significant.

          The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both. The Bank’s loans-to-assets ratio of 78.5% was above the comparable Peer Group ratio of 75.7%. Comparatively, the Bank’s cash and investments-to-assets ratio of 15.2% was below the comparable ratio for the Peer Group of 17.9%. Anchor reported investment in BOLI of 2.5% of assets, more than the 1.3% of assets investment for the Peer Group. Overall, Anchor’s earning assets amounted to 96.2% of assets, which was higher than the comparable Peer Group ratio of 94.9%.

          Anchor’s funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group’s funding composition. The Bank’s deposits equaled 62.3% of assets, which was modestly below the Peer Group’s ratio of 69.5%. Comparatively, the Bank maintained a higher level of borrowings than the Peer Group, as indicated by borrowings-to-assets ratios of 26.4% and 19.6% for Anchor and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 88.7% and 89.1%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Bank’s ratio of

RP® Financial, LC.	PEER GROUP ANALYSIS
III.9

interest-bearing liabilities as a percent of assets will continue to be less than the Peer Group’s ratio.

          A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Bank’s IEA/IBL ratio is similar to the Peer Group’s ratio, based on IEA/IBL ratios of 108.5% and 106.5%, respectively. The additional capital realized from stock proceeds should serve to provide Anchor with an IEA/IBL ratio that continues to exceed the Peer Group ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

          The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Anchor’s and the Peer Group’s growth rates are based on annual growth rates for the twelve months ended June 30, 2008 or the most recent period available. Anchor recorded asset growth of 2.9%, which was lower than the Peer Group’s asset growth rate of 5.1%. The modest growth for Anchor was caused by the runoff of deposits that were replaced by borrowings. The asset growth for the Peer Group resulted in a 9.3% increase in loans, which was in part funded by a 16.7% reduction in cash and investments and a 28.8% increase in borrowed funds. The Peer Group’s deposits declined at a rate of 2.5% over the period examined, while Anchor’s deposits declined at an annual rate of 12.1%.

          Reflecting the recent modest profitability, the Bank’s equity increased at a 3.0% annual rate, versus a 7.6% decrease in equity balances for the Peer Group. The Peer Group’s equity reduction was furthered by dividend payments as well as stock repurchases, while the Bank’s equity was only affected by net income and changes to the other comprehensive income account. The increase in equity realized from stock proceeds will likely depress the Bank’s equity growth rate initially following the stock offering. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines could also potentially slow the Bank’s equity growth rate in the longer term following the stock offering.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.10

Income and Expense Components

          Table 3.3 displays statements of operations for the Bank and the Peer Group, with the income ratios based on earnings for the twelve months ended June 30, 2008, unless otherwise indicated for the Peer Group companies. Anchor reported net income of 0.13% of average assets for the 12 months ended June 30, 2008, compared to median net income to average assets of 0.41% for the Peer Group. A lower level of net interest income and higher loan loss provisions largely accounted for the Bank’s lower reported results, as non-interest income and operating expenses were relatively similar.

          The Bank’s lower net interest income ratio was due to a higher level of interest expense, offset by higher interest income. Anchor’s interest income ratio was supported by greater loan diversification that provided for a higher overall yield earned on interest-earning assets (6.83% versus 4.34% for the Peer Group). The Bank’s higher interest expense ratio was due to a higher cost of funds (4.05% versus 3.39% for the Peer Group), which was evidence of the Bank’s less favorable funding composition in terms of maintaining a higher concentration of borrowed funds and notable balances of brokered certificates of deposit relative to the Peer Group’s measures. Overall, Anchor and the Peer Group reported net interest income to average assets ratios of 2.81% and 3.14%, respectively.

          In another key area of core earnings strength, the Bank maintained a slightly lower level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 3.09% and 3.21%, respectively. In contrast to the Bank’s lower operating expense ratio, Anchor maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $3.5 million for the Bank, versus a comparable measure of $5.7 million for the Peer Group. The Bank’s comparatively larger employee base relative to its asset size was viewed to be in part attributable to the Bank’s branch office network, the diversified lending operations which requires more staffing to maintain. On a post-offering basis, the Bank’s operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that result from being a publicly-traded company, with such expenses

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RP® Financial, LC.	PEER GROUP ANALYSIS
III.12

already impacting the Peer Group’s operating expenses. At the same time, Anchor’s capacity to leverage operating expenses will be greater than the Peer Group’s leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

          When viewed together, net interest income and operating expenses provide considerable insight into a thrift’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Bank’s earnings were less favorable than the Peer Group’s, based on respective expense coverage ratios of 0.91x for Anchor and 0.98x for the Peer Group. A ratio less than 1.00x indicates that an institution depends on non-interest operating income to achieve profitable operations.

          Sources of non-interest operating income provided a similar contribution to the Bank’s and Peer Group’s earnings. Non-interest operating income equaled 1.00% and 1.02% of Anchor’s and the Peer Group’s average assets, respectively. Taking non-interest operating income into account in comparing the Bank’s and the Peer Group’s earnings, Anchor’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 81.1% was less favorable than the Group’s efficiency ratio of 77.2%.

          Loan loss provisions had a larger impact on the Bank’s earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.57% and 0.39% of average assets, respectively. The impact of loan loss provisions on the Bank’s and the Peer Group’s earnings, particularly when taking into consideration the prevailing credit market environment for mortgage based lenders, were indicative of asset quality factors facing the overall thrift industry in the current operating environment.

          For the 12 months ended June 30, 2008, the Bank reported net non-operating losses equal to 0.02% of average assets, while the Peer Group reported, on average, 0.04% of average assets of net non-operating losses. Expenses for the Bank reflect the minor level of losses on the sale of loans in the most recent 12 months, while the Peer

RP® Financial, LC.	PEER GROUP ANALYSIS
III.13

Group has also had minimal levels of non-operating items. Typically, gains and losses generated from non-operating items are viewed as non-recurring in nature, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution’s core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Bank’s or the Peer Group’s earnings.

          Reporting profitable operations, the Peer Group reported an average effective tax rate of 42.1%, while Anchor’s effective tax rate was essentially zero due to tax advantaged income from BOLI, municipal investments and the level of loan loss provisions taken in fiscal 2008. As indicated in the prospectus, the Bank’s effective marginal tax rate is assumed to equal 34.0% when calculating the after tax return on conversion proceeds.

Loan Composition

          Table 3.4 presents data related to the Bank’s and the Peer Group’s loan portfolio compositions (including the investment in MBS). The Bank’s loan portfolio composition reflected a lower concentration of 1-4 family permanent mortgage loans and MBS than maintained by the Peer Group (26.6% of assets versus 36.1% for the Peer Group). The Peer Group reported higher ratios of both MBS and 1-4 family loans than the Bank. Loans serviced for others equaled 15.9% and 10.3% of the Bank’s and the Peer Group’s assets, respectively, thereby indicating a greater influence of loan servicing income on the Bank’s earnings. Anchor maintained a relatively higher balance of servicing intangibles.

          Diversification into higher risk and higher yielding types of lending was greater for the Bank in comparison to the Peer Group companies on average, as Anchor reported total loans other than 1-4 family and MBS of 61.4% of assets, versus 49.4% for the Peer

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RP® Financial, LC.	PEER GROUP ANALYSIS
III.15

Group. Commercial real estate/multi-family and construction/land loans represented the most significant area of lending diversification for the Bank (a total of 45.9% of assets), followed by consumer loans (12.6% of assets) and commercial business loans (3.0% of assets). The Peer Group’s lending diversification consisted primarily of commercial real estate/multi-family loans (25.4% of assets), followed by construction/land loans (16.2% of assets) and commercial business loans (6.3% of assets). Anchor’s higher concentration of assets in loans and greater diversification into higher risk types of loans translated into a higher risk weighted assets-to-assets ratio for the Bank (77.01% versus 75.45% for the Peer Group).

Credit Risk

          Overall, based on a comparison of credit quality measures, the Bank’s credit risk exposure was considered to be somewhat more significant than the Peer Group’s. As shown in Table 3.5, the Bank’s non-performing assets/assets and non-performing loans/loans ratios equaled 3.99% and 1.50%, respectively, versus comparable measures of 2.48% and 2.54% for the Peer Group. The Bank’s lower non-performing loans/loans ratio reflects Anchor’s higher balance of loans that are more than 90 days delinquent and still accruing (approximately $16.0 million), which are not included in the non-performing loans/loans ratio. The Bank’s and Peer Group’s loss reserves as a percent of total NPAs equaled 29.94% and 60.92%, respectively. Loss reserves maintained as percent of net loans receivable equaled 1.52% for the Bank, versus 1.20% for the Peer Group. Net loan charge-offs were similar for both, based on ratios of 0.14% and 0.20% of net loans receivable, respectively. As noted in the Loan Composition discussion, the Bank’s higher concentration of loans and greater diversification into higher risk types of loans translated into a higher risk weighted assets-to-assets ratio in comparison to the Bank’s ratio.

Interest Rate Risk

          Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group. In terms of balance sheet composition, Anchor’s interest rate risk characteristics were considered to be similar to the Peer

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Group. The Bank’s equity-to-assets ratio was somewhat higher than the Peer Group, while the IEA/IBL ratios were similar, thereby implying a similar dependence on the yield-cost spread to sustain the net interest margin for the Bank. The Bank and the Peer Group also reported similar levels of non-interest earning assets, which provides an indication of the earnings capabilities and interest rate risk of the balance sheet. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in the Bank’s equity-to-assets and IEA/IBL ratios.

          To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Anchor and the Peer Group. In general, the relative fluctuations in the Bank’s net interest income to average assets ratio were considered to be higher than the Peer Group and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Anchor was viewed as maintaining a higher degree of interest rate risk exposure in the net interest margin. The stability of the Bank’s net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding Anchor’s assets.

Summary

          Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Bank. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

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IV.1

IV. VALUATION ANALYSIS

Introduction

          This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank’s conversion transaction.

Appraisal Guidelines

          The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

          The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

          The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock. Throughout the conversion process, RP Financial will:

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IV.2

(1) review changes in Anchor’s operations and financial condition; (2) monitor Anchor’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

          The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Anchor’s value, or Anchor’s value alone. To the extent a change in factors impacting the Bank’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

          A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift

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IV.3

stocks, in particular new issues, to assess the impact on value of the Bank coming to market at this time.

1.	Financial Condition

          The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, equity, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank’s and the Peer Groups’ financial strengths are noted as follows:

▪

Overall A/L Composition. Loans funded by retail deposits were the primary components of both Anchor’s and the Peer Group’s balance sheets. The Peer Group’s interest-earning asset composition exhibited a lower concentration of loans with a lower degree of diversification into higher risk and higher yielding types of loans. Overall, in comparison to the Peer Group, the Bank’s interest-earning asset composition provided for a higher yield earned on interest-earning assets and a higher risk weighted assets-to-assets ratio. Anchor’s funding composition reflected a lower level of deposits and a higher level of borrowings than the comparable Peer Group ratios, which translated into a higher cost of funds for the Bank (the Bank also had a notable level of wholesale funds in the form of brokered deposits). As a percent of assets, the Bank maintained a higher level of interest-earning assets and lower level of interest-bearing liabilities compared to the Peer Group’s ratios, which resulted in a higher IEA/IBL ratio for the Bank compared to the Peer Group. After factoring in the impact of the net stock proceeds, the Bank’s IEA/IBL ratio will exceed the Peer Group’s ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

▪

Credit Quality. The Bank’s ratios of NPAs and loss reserves as a percent of total NPAs were less favorable than the comparable Peer Group ratios. Loss reserves as a percent loans were higher for Anchor. Net loan charge-offs were a similar factor for both, while the Bank’s risk weighted assets-to-assets ratio was higher than the Peer Group’s. The perceived credit risk in Anchor’s loan portfolio was higher due to much greater diversification into commercial real estate, construction, commercial business and consumer loans. Overall, RP Financial concluded that credit quality was a moderately negative factor in our adjustment for financial condition.

▪

Balance Sheet Liquidity. Anchor operated with a lower level of cash and investment securities relative to the Peer Group (15.2% of assets versus 17.9% for the Peer Group). Following the infusion of stock proceeds, the Bank’s cash and investments ratio is expected to increase as the proceeds will be initially deployed into investments. The Bank’s future borrowing

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IV.4

capacity was considered to be lower than the Peer Group’s, given the higher level of borrowings currently maintained. Overall, RP Financial concluded that balance sheet liquidity was a neutral factor in our adjustment for financial condition.

▪

Funding Liabilities. Anchor’s interest-bearing funding composition reflected a lower concentration of deposits and a higher concentration of borrowings relative to the comparable Peer Group ratios, which translated into a higher cost of funds for Anchor. In addition, Anchor depended upon a relatively high level of wholesale deposit funds, in the form of brokered CDs to fund operations. Total interest-bearing liabilities as a percent of assets were slightly lower for the Bank compared to the Peer Group’s ratio, which was attributable to Anchor’s higher equity position. Following the stock offering, the increase in the Bank’s equity position should provide Anchor with an even lower level of interest-bearing liabilities than maintained by the Peer Group, although the funding base which includes higher borrowings will remain. Overall, RP Financial concluded that funding liabilities were a slightly negative factor in our adjustment for financial condition.

▪

Equity. The Peer Group currently operates with a lower equity-to-assets ratio than the Bank. Following the stock offering, Anchor’s pro forma equity position will further exceed the Peer Group’s equity-to-assets ratio. The increase in the Bank’s pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Bank’s more significant capital surplus will likely result in a lower ROE. On balance, RP Financial concluded that capital strength was a slightly positive factor in our adjustment for financial condition.

          On balance, Anchor’s balance sheet strength was modestly less favorable than the Peer Group’s and, thus, a slight downward adjustment was applied for the Bank’s financial condition.

2.	Profitability, Growth and Viability of Earnings

          Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

▪

Reported Earnings. For the 12 months ended June 30, 2008, Anchor reported net income of 0.13% of average assets, versus average and median net income of 0.30% and 0.41% of average assets for the Peer Group. The Bank’s lower profitability was largely due to a lower level of net interest

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IV.5

income and higher loan loss provisions in the most recent period. A key difference between the Bank and the Peer Group is Anchor’s higher funding costs, which resulted in a yield/cost spread that was lower than the Peer Group’s. The Peer Group recorded a similar level of non-interest operating income and a modestly higher level of operating expenses. Reinvestment and leveraging of stock proceeds into interest-earning assets will serve to increase the Bank’s bottom line income, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. The Bank’s higher level of NPAs, which impacted the income statement in the most recent period through higher loan loss provisions, will remain as a potential negative factor in future earnings as additional loan loss reserves may be incurred. On balance, RP Financial concluded that the Bank’s reported earnings were a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

▪

Core Earnings. As noted above, Anchor’s income statement was not materially impacted by non-operating items, with the only items consisting of losses on the sale of loans. The losses, as part of ongoing operations of the Bank, were considered to be part of recurring earnings. Thus, adjusted net income, for valuation purposes, was assumed to be equal to reported earnings. In comparison, the Peer Group’s earnings were also derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Bank operated with a lower net interest income ratio, a lower yield/cost spread, a lower operating expense ratio and a similar level of non-interest operating income. The Bank’s ratios for net interest income and operating expenses translated into an expense coverage ratio that was less favorable than the Peer Group’s ratio (equal to 0.91x for the Bank and 0.98x for the Peer Group). Similarly, the Bank’s efficiency ratio of 81.1% was less favorable than the Peer Group’s efficiency ratio of 77.2%. Total loss provisions had a larger impact on the Bank’s income statement, and as noted above, the Bank’s higher level of NPAs will remain as a potential negative factor in future earnings as additional loan loss reserves may be incurred.

Overall, these measures, as well as the expected earnings benefits the Bank should realize from the redeployment of stock proceeds into interest-earning assets, which will be somewhat negated by expenses associated with the stock benefit plans and operations as a publicly-traded company, indicate a continued disadvantage for the Bank’s pro forma core earnings relative to the Peer Group’s core earnings. Therefore, RP Financial concluded that this was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

▪

Interest Rate Risk. Quarterly changes in the Bank’s and the Peer Group’s net interest income to average assets ratios indicated that a higher degree of volatility was associated with the Bank’s net interest income ratios. Other

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IV.6

measures of interest rate risk, such as capital and IEA/IBL ratios were similar for both the Bank and the Peer Group thereby indicating a similar dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with equity-to-assets and IEA/ILB ratios that will be above the Peer Group ratios, as well as enhance the stability of the Bank’s net interest income ratio through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

▪

Credit Risk. Loan loss provisions were a larger factor in the Bank’s most recent 12 month earnings stream (0.57% of average assets versus 0.39% of average assets for the Peer Group). In terms of future exposure to credit quality related losses, the Peer Group maintained a lower concentration of assets in loans, and lending diversification into higher risk types of loans was more significant for the Bank which translated into a higher risk weighed assets-to-assets ratio for Anchor. All credit quality measures examined were less favorable for the Bank, in particular the level of NPAs to total assets and total loan loss reserves to total NPAs. Overall, RP Financial concluded that credit risk was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

▪

Earnings Growth Potential. The Bank maintained a less favorable interest rate spread than the Peer Group, which would tend to limit the net interest income ratio going forward. The infusion of stock proceeds will provide Anchor with more significant growth potential through leverage than currently maintained by the Peer Group. The Bank’s lower operating expense ratio implies greater earnings growth potential and sustainability of earnings during periods when net interest income ratios come under pressure as the result of adverse changes in interest rates. After taking into account the impact of the conversion offering, the Bank’s earnings are projected to remain substantially lower than the Peer Group. Overall, earnings growth potential was considered to be a neutral factor in our adjustment for profitability, growth and viability of earnings.

▪

Return on Equity. Currently, the Bank’s ROE on either a reported or core basis is below the Peer Group’s ROE due to the lower level of net income recorded. Following the increase in capital that will be realized from the infusion of net stock proceeds into the Bank’s equity, the Bank’s pro forma ROE on a core earnings basis will continue to be less than the Peer Group’s ROE. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

          On balance, Anchor’s pro forma earnings strength was considered to be less favorable than the Peer Group’s and, thus, a significant downward adjustment was

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IV.7

applied for profitability, growth and viability of earnings.

3.	Asset Growth

          Anchor’s assets increased by 2.9% during the most recent 12 month period, while the Peer Group’s assets increased by 5.1%. The Bank’s limited growth was due to an intentional runoff of higher cost wholesale deposit funds (brokered deposits), with these funds replaced with borrowings. Asset growth for the Peer Group was sustained by loan growth, as cash and investments declined. On a pro forma basis, the Bank’s tangible equity-to-assets ratio will exceed the Peer Group’s tangible equity-to-assets ratio, indicating greater leverage capacity for the Bank. However, the ability of Anchor to expand the asset base in a cost efficient manner and in a reasonable time period remains uncertain, and on balance, we concluded that no valuation adjustment was warranted for asset growth.

4.	Primary Market Area

          The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local markets served. Anchor serves the western and southern Washington State region through 20 office locations in eight counties. One section of the Bank’s market area, the more metropolitan areas of the Puget Sound region which includes the cities of Olympia, Tacoma and Seattle, has exhibited favorable demographic and economic growth trends in recent years, with an economy that has not experienced boom or bust periods as has been common in other areas of the country. These areas provide a larger population base and economy for banking business opportunities. However, the more rural market area of Gray’s Harbor County, the Bank’s original market area, has a substantially lower population and economic base, and less favorable growth characteristics, which reduces the Bank’s overall future prospects. The demographic characteristics of the Bank’s market areas have also fostered a highly competitive banking environment, in which the Bank competes against other community banks as well as institutions with a regional or national presence.

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IV.8

          The Peer Group companies operate in a mix of suburban and rural markets, with the markets served by the Peer Group companies having comparable or larger populations compared to Grays Harbor County. Four of the ten Peer Group companies are located in the state of Washington, and three others are located in the western region of the United States. The markets served by the Peer Group companies reflected similar historical population growth and higher per capita income compared to Grays Harbor County. The average and median deposit market shares maintained by the Peer Group companies were below the Bank’s market share of deposits in Grays Harbor County. Overall, the degree of competition faced by the Peer Group companies was viewed to be similar to that faced by Anchor, while the growth potential in the markets served by the Peer Group companies was also viewed to be similar, given the Bank’s expanded market area beyond Grays Harbor County. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, August 2008 unemployment rates for all of the markets served by the Peer Group companies were the same or lower than the comparable unemployment rate for Grays Harbor. On balance, we concluded that no adjustment was appropriate for the Bank’s market area.

Table 4.1
Market Area Unemployment Rates
Anchor and the Peer Group Companies(1)

	County	August 2008 Unemployment

Anchor - WA	Grays Harbor	8.3%

Peer Group Average		5.9%
First Fed. Bancshares, Inc. - AR	Boone	4.6%
First Financial NW, Inc. - WA	King	4.4
First PacTrust Bancorp – CA	San Diego	6.4
Harrington West Fin. Corp. - CA	Santa Barbara	5.5
HMN Financial, Inc. – MN	Olmsted	4.6
Meta Financial Corp. - IA	Buena Vista	4.1
Rainier Pacific Bancorp - WA	Pierce	6.4
Riverview Bancorp - WA	Clark	8.3
Timberland Bancorp – WA	Gray’s Harbor	8.3
United Western Bancorp - CO	Denver	5.9

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

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IV.9

5.	Dividends

          At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

          Nine of the ten Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 2.38% to 11.11%. The average dividend yield on the stocks of the Peer Group institutions equaled 5.70% as of October 10, 2008. As of October 10, 2008, approximately 76% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 4.06%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

          While the Bank has not established a definitive dividend policy prior to converting, the Bank will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield based on pro forma capitalization. On balance, we concluded that no adjustment was warranted for this factor.

6.	Liquidity of the Shares

          The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ Global Select Market. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $21.7 million to $224.6 million as of October 10, 2008, with average and median market values of $57.8 million and $38.3 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 2.6 million to 22.9 million, with average and median shares outstanding of 7.6 million and 6.2 million, respectively. The Bank’s stock offering is expected to have a pro forma market value that will be less than the average but more than the median market values indicated for the Peer Group,

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IV.10

while shares outstanding for the Bank will be in the middle portion of the range of shares outstanding indicated for Peer Group companies. Like the large majority of the Peer Group companies, the Bank’s stock will be quoted on the NASDAQ Global Market following the stock offering. Overall, we anticipate that the Bank’s public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7.	Marketing of the Issue

          We believe that three separate markets exist for thrift stocks, including those coming to market such as Anchor (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Washington. All three of these markets were considered in the valuation of the Bank’s to-be-issued stock.

A.	The Public Market

                    The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

                    In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. Stocks pulled back heading into the second half of November 2007, reflecting concerns that the weak housing

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IV.11

market would depress consumer spending and expectations of more write-downs to be taken on risky debt. Stocks rebounded in late-November and early-December, amid growing expectations that the Federal Reserve would cut rates at its mid-December meeting. News of a 0.25% rate cut by the Federal Reserve sent stocks sharply lower in mid-December 2007, as some investors had hoped for a more significant rate cut. Credit worries and downgrades of several bellwether stocks also contributed to the mid-December pullback in the broader stock market. Weak economic data and expectations that fourth quarter earnings would reflect more large write-downs of subprime mortgage debt by some of the world’s largest banks weighed on stocks in year end trading.

                    The downward trend in stocks continued at the start of 2008, as mounting concerns about the economy, higher oil prices and news of more large write-downs taken on subprime mortgages and debt all contributed to the negative sentiment in the stock market. IBM’s strong earnings report for the fourth provided a boost to the stock market in mid-January. Stocks tumbled sharply lower heading into the second half of January on investors’ fears of more damage to come from the subprime mortgage crisis following huge fourth quarter losses reported by Citigroup and Merrill Lynch. A surprise 0.75% rate cut by the Federal Reserve on January 22, 2008 helped to limit damage from the prior day’s sell-off in the global markets, which was spurred by fears that a U.S. recession would slow economic growth in the foreign markets as well. News of a possible bond-insurance bailout triggered a sharp mid-day rebound in the Dow Jones Industrial Average (the “DJIA”) the day following the rate cut, as the DJIA recovered almost 600 points from morning lows and closed up almost 300 points for the day. Following three consecutive sessions of gains, stocks closed lower at the end of the week on profit taking. Some positive economic data and a second rate cut by the Federal Reserve in nine days helped the broader stock market to close out January on an upbeat note.

                    Recession fears, fueled by a decline in January service-sector activity, triggered a broad based sell-off in the stock market in early-February 2008. A favorable retail sales report for January helped stocks to rebound in mid-January, which was followed by a downward trend heading into late-February amid higher oil prices, more

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weak economic data and signs of stagflation. Following a brief rally, stocks plunged at the end of February on concerns about the ongoing credit crisis and rising oil prices. Escalating problems in the bond market and weak economic data, which included job losses in the February employment report and a record number of homes entering foreclosure in the fourth quarter, extended the downturn in the broader stock market during the first part of March. Stocks soared higher heading into mid-March after the Federal Reserve said it would lend Wall Street $200 billion in a move aimed at taking difficult to trade securities temporarily out of circulation. The stock market experienced heightened volatility in mid-March, with the DJIA swinging significantly higher or lower on a daily basis. Stocks declined sharply on news of Bear Stearns’ collapse, which was followed by a more than 400 point increase in the DJIA. The surge in stocks was supported by the Federal Reserve cutting its target rate by 0.75% to 2.25% and Goldman Sachs and Lehman Brothers reporting better than expected earnings. Stocks tumbled the following day, with the DJIA declining by almost 300 points on renewed worries about the economy. Led by financial stocks, the stock market rebounded strongly heading into late-March. Major contributors to the rally in financial stocks were Fannie Mae and Freddie Mac, which rebounded on easing of regulatory constraints, and J.P. Morgan’s increased bid for Bear Stearns from $2 a share to $10 a share. Concerns about the broader economy pressured stocks lower at the close of the first quarter. Overall, the first quarter of 2008 was the worst quarter for the DJIA in five and one-half years, as a 7.6% decline was recorded in the DJIA for the first quarter.

                    Stocks surged higher at the start of the second quarter of 2008, with the DJIA posting a gain of almost 400 points on news that two major financial firms with significant credit risk issues took steps to shore up their capital. Uncertainty over first quarter earnings reports provided for a narrow trading range heading in mid-April, which was followed by a downturn in the broader stock market. Stocks retreated after a disappointing first quarter earnings report from General Electric stoked concerns about the health of both corporate profits and the economy in general. Some better-than-expected first quarter earnings reports provided a boost to stocks in mid-April, which was followed by a narrow trading range through the end of April amid mixed earnings reports and the Federal Reserve’s decision to cut its target rate by 0.25% as expected.

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The broader stock market started May on a positive note, but then led by a sell-off in financial stocks reversed course heading into mid-May. Higher oil prices and ongoing concerns of eroding credit quality contributed to the decline in financial stocks. The broader stock market showed a positive trend heading into mid-May, which was supported by a slight decline in oil prices and encouraging inflation numbers reflected in the April data for consumer prices. Soaring oil prices and growing concerns about inflation triggered a sell-off in the broader stock heading into the second half of May. A downward trend in the broader stock market prevailed in the second half of May and into early-June, amid concerns about more credit-related losses forecasted for the financial sector and soaring oil prices. Following a one day rebound on surprisingly strong retail sales data for May, a spike in the May unemployment rate accelerated the early-June slide in stocks. Led by a decline in financial shares, the downward trend in stocks prevailed through most of June. The DJIA hit a 2008 low in late-June, as stocks plunged following downgrades of brokerage and automotive stocks and a jump in oil prices.

                    Selling pressure in the broader market continued into the first half of July 2008, as financial stocks led the downturn on worries about earnings and the economy. For the first time in two years, the DJIA closed below 11000 in mid-July as bank stocks led the market lower following the takeover of IndyMac Bancorp by the FDIC. Led by a rally in financial stocks, stocks rebounded heading into the second half of July. Better-than-expected earnings by some of the major banks and a drop in oil prices below a $130 a barrel were noteworthy contributors to the rally. Led by a sell-off in financial shares, stocks tumbled in late-July on more bad news about the housing market. Stocks rallied at the end of July as investors moved into beaten up financial stocks on hopes that the credit crisis was nearing an end. Lower oil prices and reassuring signals coming out of the Federal Reserve meeting provided a boost to stocks in early-August. Volatility in financial stocks prevailed on the broader stock market in mid-August, as concerns about more write-downs plagued the financial sector. Mixed economic data and ongoing concerns of the credit crunch continuing to haunt the financial sector provided for a choppy performance in the broader stock market during the second half of August.

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IV.14

                    The uneven performance of the broader stock market became more pronounced during the first half of September 2008, with turmoil in the financial sector translating into significant fluctuations in the overall stock market. Stocks dropped sharply in early-September on downbeat employment figures and disappointing retail sales data, which was followed by a sharp one day rally as the U.S. government’s seizure of Fannie Mae and Freddie Mac gave a boost to financial stocks. The one day rebound was followed by another sharp sell-off as Lehman Brothers efforts to raise capital faltered. The DJIA plummeted over 500 points on September 15, 2008 to its lowest close in over two years, as events over the preceding weekend evolved into a crisis on Wall Street. In particular, investors were rattled by the bankruptcy filing of Lehman Brothers, American International Group was facing a severe cash crunch forcing the insurer to raise $14.5 billion to cover its obligations and Merrill Lynch agreed to be acquired by Bank of America in a rushed deal negotiated over the weekend. Stocks ended higher the day after one of the worst sell-off in years, as the Federal Reserve pumped another $70 billion into the nation’s financial system to help ease credit stresses and gave reassurance that it expected its policy moves to foster moderate economic growth over time. Stocks plummeted following the one day rebound, as financial stocks sold off on new of the U.S. government’s bailout of AIG. The announcement of the U.S. government’s rescue plan to restore stability to the financial system sent stocks soaring, with DJIA gaining 779 points over two days (September 18th and 19th). Stocks reversed course in late-September, with the sell-off culminating in a one day decline of 778 points in the DJIA when the House of Representatives defeated the proposed rescue plan. Overall, the DJIA closed down 4.4% in the third quarter.

                    The sell-off in the broader stock market turned into a stock market crash during the first half of October 2008, despite the passage of the $700 billion rescue plan and an emergency half point rate cut by the Federal Reserve. Stocks fells for eight consecutive trading days from October 1 through October 10, for a total decline of 22.1% in the DJIA. The stock market crash was driven by deepening fears about the banking system and the spillover effects it may have on the rest of the economy. On October 10, 2008, the DJIA closed at 8451.19, a decrease of 40.0% from one year ago

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IV.15

and a decrease of 36.3% year-to-date, and the NASDAQ closed at 1649.51, a decrease of 41.2% from one year ago and a decrease of 37.8% year-to-date. The Standard & Poor’s 500 Index closed at 899.22 on October 10, 2008, a decrease of 42.2% from one year ago and a decrease of 38.8% year-to-date.

                    The market for thrift stocks has generally been in a downward trend over the past few quarters, with the downturn in the broader market being led by a sell-off in financial stocks. Thrift stocks traded lower heading in to the second half of November 2007, based on worries over further deterioration in the subprime market and the depressed housing market. Freddie Mac’s significantly larger-than-expected loss for the third quarter prompted further selling in thrift stocks heading into late-November. Hopes for a rate cut at the next Federal Reserve meeting boosted the thrift sector in late-November. Thrift stocks traded in narrow range in the first week of December, as investors awaited the outcome of the forthcoming Federal Reserve meeting. The mid-December downturn in the broader market following the Federal Reserve’s decision to lower rates a quarter point was evidenced in the thrift sector as well. In contrast to the broader stock market, thrift stocks continued to trade lower the day following the rate cut. The weak housing market, as reflected by a sharp drop in home prices and a drop-off in mortgage application volume, along with inflation worries and predictions of massive write-downs that would be recorded in the fourth quarter were noted factors that depressed thrift stocks through the end of December.

                    The downward spiral in thrift stocks continued at the beginning of 2008, particularly the stocks of those institutions with significant exposure to the subprime mortgage market such as Countrywide and Washington Mutual. Thrift stocks in general were also hurt by weak housing data and the growing prospects that the housing slump would continue throughout 2008. News of a rise in mortgage delinquencies at Countrywide and rumors of Countrywide going into bankruptcy further contributed to the slide in thrift stocks heading into mid-January. The announced acquisition of Countrywide by Bank of America had little impact on thrift stocks in general. Earnings related worries depressed thrift stocks heading into the second half of January, reflecting expectations that more significant credit quality related losses would be a

RP® Financial, LC.	VALUATION ANALYSIS
IV.16

widespread factor in the fourth quarter earnings reports for thrift institutions in general. Thrift stocks moved higher on the surprise rate cut by the Federal and then spiked higher along with the broader stock market the day following the rate cut. Consistent with the broader stock market, thrift stocks traded lower at the end of the week. For the balance of January and through most of February, thrift stocks generally paralleled trends in the broader market. Financial stocks led the broader market lower at the end of February and into the first part of March, as worries about the health of key financial companies escalated. Shares of thrift stocks were among the hardest hit, as investors dumped thrift stocks in conjunction with a sharp sell-off in the stocks of Fannie Mae and Freddie Mac amid fears that defaults would force them to raise more capital. News of the Federal Reserve’s $200 billion liquidity program sent thrift stocks sharply higher heading into mid-March. Thrift stocks participated in the day-to-day swings experienced in the broader stock market during mid-March, as investors assessed the outlook for mortgage lenders in a slumping market for housing and the possibility of the economy going into recession. The rebound in the stocks of Fannie Mae and Freddie Mac provided a healthy boost to thrift stocks heading into late-March, while troubling economic data and warnings of further write downs pulled thrift stocks lower along with the broader stock market at the close of the first quarter.

                    Thrift stocks surged higher in conjunction with the broader stock market at the start of the second quarter of 2008, as UBS and Lehman Brothers announced plans to bolster their capital to offset huge losses recorded from writing down troubled investments. A weaker-than-expected employment report for March depressed thrift stocks in early-April, although thrift stocks bounced back on news that Washington Mutual was in discussions to raise $5 billion from private equity-led investors. Thrift stocks drifted lower heading into mid-April in anticipation of first quarter earnings remaining depressed by more write downs on mortgages and mortgage-related securities. Bargain hunting and some positive first quarter earnings events provided a modest boost to thrift stocks in late-April, while thrift stocks edged lower on news of the Federal Reserve rate cut at the end of April. Calmer credit markets and a better-than-expected employment report for April were somewhat offset by a cut in Countrywide’s credit rating, as thrift stocks traded unevenly at the beginning of May. Higher oil prices

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IV.17

and more negative news reported by financial institutions pressured thrift stocks lower going into mid-May. Thrift stocks edged higher along with the broader stock market heading into mid-May and then reversed course on inflation worries, higher oil prices and more weak data coming from the housing sector. In late-May 2008 and early-June, thrift shares settled into a narrow trading range and then sold off along with the broader stock market on news of the spike in the May unemployment rate. Thrift prices deteriorated further heading into mid-June on concerns of mounting credit-related losses as mortgage delinquencies and foreclosures continued to surpass record levels. Following a mild rebound in mid-June, thrift shares tumbled lower at the end of the second quarter as financial shares were pummeled by downgrades by Wall Street analysts and second quarter profit worries.

                    The downturn in thrift stocks continued at the start of the third quarter of 2008, with projected second quarter losses becoming more widespread among thrift stocks. Fannie Mae and Freddie Mac dropped to their lowest levels in more than 14 years, as concerns grew about their capital positions. Thrift stocks rallied strongly on comments by the Federal Reserve Chairman that outlined measures to shore up mortgage lending and help markets operate smoothly, but the one-day rally was quickly wiped out by fears about bank stability and the future of the mortgage market heading into mid-July. Most notably, the sell-off in thrift shares was fueled by the failure of IndyMac Bancorp and growing concerns about the solvency of Fannie Mae and Freddie Mac. The sell-off was followed by a sharp rebound in thrift stocks, as some major banks posted better-than-expected earnings and Freddie Mac considered a major stock sale that would have the potential to avoid implementation of a government rescue plan. Weak data for June existing home sales re-ignited fears about the credit crunch and sent thrift stocks sharply lower in late-July. Thrift stocks rebounded along with the broader financial sector at the end of July, with the upward momentum sustained into early-August as investors responded favorably to the outcome of the Federal Reserve meeting and its decision to hold the target rate steady. Concerns of falling home prices resulting in more write-downs pushed thrift stocks lower in mid-August. The downturn in thrift stocks sharpened during the second half of August on spreading credit quality problems in financial stocks and growing concerns that Fannie Mae and Freddie Mac

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IV.18

would not be able to avoid a government bailout. Thrift stocks rebounded in late-August on news that second quarter GDP growth was revised up from the initial estimate.

                    In early-September 2008 thrift stocks showed a positive trend, which was capped off by the takeover of Fannie Mae and Freddie Mac by the U.S. government. The mid-September shock wave that hit Wall Street filtered into thrift stocks as well, as thrift stocks traded lower on the widening financial crisis. News of a sharp drop in August housing construction added to the mid-September downturn in thrift issues. Thrift stocks participated in the broader stock market rally spurred by the announcement of the U.S. government’s rescue plan, with the SNL index posting a two day gain of 113 points or 13.2% during the September 18 and 19th trading sessions. Following the two day rebound, thrift stocks declined sharply on doubts about the government’s rescue plan getting approved by Congress and the takeover of Washington Mutual by federal regulators. Thrift stocks plunged along with the broader market when the House of Representatives defeated the proposed rescue plan voted and then partially recovered some of their losses to close out the third quarter. Overall, the SNL Index for all publicly-traded thrifts declined 7.6% during the third quarter, versus a 4.4% decline in the DJIA.

                    Thrift stocks eased lower at the start of the fourth quarter of 2008 and then plummeted along with the broader market in the second week of October, as concerns mounted on the health of the financial sector. On October 10, 2008, the SNL Index for all publicly-traded thrifts closed at 654.8, a decrease of 56.9% from one year ago and a decrease of 38.1% year-to-date.

B.	The New Issue Market

                    In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions

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IV.19

regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

                    The marketing for converting thrift issues continued to be affected by the overall weak market for thrift stocks, with a number of the recent offerings being undersubscribed and typically reflecting only modest price appreciation or, in some cases, trading below their IPO prices in initial after market trading activity. As shown in Table 4.2, two standard conversions and one mutual holding company offering were completed during the past three months. The standard conversion offerings are considered to be more relevant for purposes of our analysis. First Savings Financial Group of Indiana (“First Savings”) and Home Bancorp, Inc. of Louisiana (“Home Bancorp”) completed standard conversion offerings on October 7, 2008 and October 3, 2008, respectively. First Savings’ $24.3 million offering was slightly above the minimum of the valuation range with a pro forma price/tangible book ratio of 51.2% at closing. Home Bancorp’s $89.3 million offering was at the top of the superrange with a pro forma price/tangible book ratio of 70.1%. First Savings and Home Bancorp closed 6.0% below and 2.5% above their respective IPO prices after their first week of trading. As of October 10, 2008, First Saving closed 6.0% below its IPO price and Home Bancorp closed 2.5% above its IPO price.

                    Shown in Table 4.3 are the current pricing ratios for First Savings and Home Bancorp. Based on their closing stock prices as of October 10, 2008, First Savings and Home Bancorp were trading at P/TB ratios of 48.08% and 71.88%, respectively.

RP® Financial, LC.

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

			Pre-Conversion Data										Insider Purchases

Institutional Information			Financial Info.		Asset Quality		Offering Information				Contribution to Charitable Found.		% Off Incl. Fdn.

													Benefit Plans

Institution	Conver. Date	Ticker	Assets	Equity/ Assets	NPAs/ Assets	Res. Cov.	Gross Proc.	% Offered	% of Mid.	Exp./ Proc.	Form	% of Offering	ESOP	Recog. Plans	Stk Option	Mgmt.& Dirs.

			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(2)

Standard Conversions
First Savings Fin. Group, Inc., IN*	10/7/08	FSFG-NASDAQ	$215	13.62%	1.73%	117%	$24.3	100%	87%	5.1%	C/S	100K/4.5%	8.0%	4.0%	10.0%	7.9%
Home Bancorp, Inc., LA*	10/3/08	HBCP-NASDAQ	$448	11.29%	0.19%	302%	$89.3	100%	132%	2.1%	N.A.	N.A.	8.0%	4.0%	10.0%	7.6%

Averages - Standard Conversions:			$332	12.46%	0.96%	NM	$56.8	100%	110%	3.6%	N.A.	N.A.	8.0%	4.0%	10.0%	7.7%
Medians - Standard Conversions:			$332	12.46%	0.96%	NM	$56.8	100%	110%	3.6%	N.A.	N.A.	8.0%	4.0%	10.0%	7.7%

Second Step Conversions

Averages - Second Step Conversions:
Medians - Second Step Conversions:

Mutual Holding Company Conversions
Auburn Bancorp, Inc., ME	8/18/08	ABBB-OTCBB	$65	6.92%	0.19%	376%	$2.3	45%	85%	29.6%	N.A.	N.A.	7.6%	3.3%	10.9%	6.6%

Averages - Mutual Holding Company Conversions:			$65	6.92%	0.19%	376%	$2.3	45%	85%	29.6%	NA	NA	7.6%	3.3%	10.9%	6.6%
Medians - Mutual Holding Company Conversions:			$65	6.92%	0.19%	376%	$2.3	45%	85%	29.6%	NA	NA	7.6%	3.3%	10.9%	6.6%

Averages - All Conversions:			$140	10.27%	0.96%	247%	$13.3	73%	86%	17.3%	NA	NA	7.8%	3.6%	10.4%	7.3%
Medians - All Conversions:			$140	10.27%	0.96%	247%	$13.3	73%	86%	17.3%	NA	NA	7.8%	3.6%	10.4%	7.3%

				Pro Forma Data							Post-IPO Pricing Trends

Institutional Information				Pricing Ratios(3)			Financial Charac.				Closing Price:

Institution	Conver. Date	Ticker	Initial Dividend Yield	P/TB	Core P/E	P/A	Core ROA	TE/A	Core ROE	IPO Price	First Trading Day	% Change	After First Week(4)	% Change	After First Month(5)	% Change	Thru 10/10/08	% Change

			(%)	(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)

Standard Conversions
First Savings Fin. Group, Inc., IN*	10/7/08	FSFG-NASDAQ	0.00%	51.2%	NM	10.8%	-0.1%	21.1%	-0.5%	$10.00	$9.90	-1.0%	$9.40	-6.0%	$9.40	-6.0%	$9.40	-6.0%
Home Bancorp, Inc., LA*	10/3/08	HBCP-NASDAQ	0.00%	70.1%	26.0x	17.0%	0.7%	24.3%	2.7%	$10.00	$11.49	14.9%	$10.25	2.5%	$10.25	2.5%	$10.25	2.5%

Averages - Standard Conversions:			0.00%	60.6%	26.0x	13.9%	0.3%	22.7%	1.1%	$10.00	$10.70	7.0%	$9.83	-1.8%	$9.83	-1.8%	$9.83	-1.8%
Medians - Standard Conversions:			0.00%	60.6%	26.0x	13.9%	0.3%	22.7%	1.1%	$10.00	$10.70	7.0%	$9.83	-1.8%	$9.83	-1.8%	$9.83	-1.8%

Second Step Conversions

Averages - Second Step Conversions:
Medians - Second Step Conversions:

Mutual Holding Company Conversions
Auburn Bancorp, Inc., ME	8/18/08	ABBB-OTCBB	0.00%	61.5%	26.1x	7.3%	0.3%	8.8%	3.4%	$10.00	$10.50	5.0%	$9.50	-5.0%	$9.50	-5.0%	$9.70	-3.0%

Averages - Mutual Holding Company Conversions:			0.00%	61.5%	26.1x	7.3%	0.3%	8.8%	3.4%	$10.00	$10.50	5.0%	$9.50	-5.0%	$9.50	-5.0%	$9.70	-3.0%
Medians - Mutual Holding Company Conversions:			0.00%	61.5%	26.1x	7.3%	0.3%	8.8%	3.4%	$10.00	$10.50	5.0%	$9.50	-5.0%	$9.50	-5.0%	$9.70	-3.0%

Averages - All Conversions:			0.00%	56.3%	26.1x	9.0%	0.1%	14.9%	1.5%	$10.00	$10.20	2.0%	$9.45	-5.5%	$9.45	-5.5%	$9.55	-4.5%
Medians - All Conversions:			0.00%	56.3%	26.1x	9.0%	0.1%	14.9%	1.5%	$10.00	$10.20	2.0%	$9.45	-5.5%	$9.45	-5.5%	$9.55	-4.5%

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1)	Non-OTS regulated thrift.

(2)	As a percent of MHC offering for MHC transactions.

(3)	Does not take into account the adoption of SOP 93-6.

(4)	Latest price if offering is less than one week old.

(5)	Latest price if offering is more than one week but less than one month old.

(6)	Mutual holding company pro forma data on full conversion basis.

(7)	Simultaneously completed acquisition of another financial institution.

(8)	Simultaneously converted to a commercial bank charter.

(9)	Former credit union.

October 10, 2008

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RP® Financial, LC.	VALUATION ANALYSIS
IV.22

C.	The Acquisition Market

                    Also considered in the valuation was the potential impact on Anchor’s stock price of recently completed and pending acquisitions of other thrift institutions operating in Washington. As shown in Exhibit IV-4, there were five Washington thrift acquisitions completed from the beginning of 2000 through October 10, 2008, and there are currently no acquisitions pending of a Washington savings institution. The recent acquisition activity involving Washington savings institutions may imply a certain degree of acquisition speculation for the Bank’s stock. To the extent that acquisition speculation may impact the Bank’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Bank’s market and, thus, are subject to the same type of acquisition speculation that may influence Anchor’s stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Anchor’s stock would tend to be less compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

          In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a moderate downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

          The Bank’s management team appears to have experience and expertise in all of the key areas of the Bank’s operations. Exhibit IV-5 provides summary resumes of the Bank’s Board of Directors and senior management. The financial characteristics of the Bank suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank’s present

RP® Financial, LC.	VALUATION ANALYSIS
IV.23

organizational structure. The Bank currently does not have any senior management positions that are vacant.

          Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.	Effect of Government Regulation and Regulatory Reform

          In summary, as a fully-converted Washington state regulated institution, Anchor will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank’s pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

          Overall, based on the factors discussed above, we concluded that the Bank’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.4
Valuation Adjustments
Anchor Bank of Washington and the Peer Group Companies

Key Valuation Parameters:	Valuation Adjustment

Financial Condition	Slight Downward
Profitability, Growth and Viability of Earnings	Significant Downward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

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IV.24

Valuation Approaches

          In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Bank’s to-be-issued stock -- price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank’s prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions, the Foundation and expenses (summarized in Exhibits IV-7 and IV-8).

          In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

          RP Financial’s valuation placed an emphasis on the following:

•

P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Bank; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

•

P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•

P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise

RP® Financial, LC.	VALUATION ANALYSIS
IV.25

value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

          The Bank will adopt Statement of Position (“SOP”) 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

          Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, and taking into account the dilutive impact of the cash and stock contribution to the Foundation, RP Financial concluded that as of October 10, 2008, the pro forma market value of the Bank’s full conversion offering equaled $46,500,000 at the midpoint, equal to 4,650,000 shares at $10.00 per share.

          1.          Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank reported net income of $786,000 for the fiscal year ended June 30, 2008, and the only non-operating gains or losses consisted of $135,000 of net losses on the sale of loans. Given that the sale of loans is an ongoing operating strategy of the Bank, we included this item in the Bank’s core earnings estimate for valuation purposes. Thus, the Bank’s core earnings were assumed to equal reported earnings for the year ended June 30, 2008. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

RP® Financial, LC.	VALUATION ANALYSIS
IV.26

          Based on Anchor’s reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s pro forma reported and core P/E multiples at the $46.5 million midpoint value both equaled 92.65 times, which provided for premiums of 1,029.9% and 1,097.0% relative to the Peer Group’s average reported and core P/E multiples of 8.20 times and 7.74 times, respectively (see Table 4.5). In comparison to the Peer Group’s median reported and core earnings multiples of 8.09 times and 7.52 times, respectively, the Bank’s pro forma reported and core P/E multiples at the midpoint value indicated premiums of 1,045.2% and 1,132.0%, respectively. At the top of the super range, the Bank’s reported and core P/E multiples both equaled 143.68 times. In comparison to the Peer Group’s average reported and core P/E multiples, the Bank’ P/E multiples at the top of the super range reflected premiums of 1,652.2% and 1,756.3%, respectively. In comparison to the Peer Group’s median reported and core P/E multiples, the Bank’ P/E multiples at the top of the super range reflected premiums of 1,676.0% and 1,810.6%, respectively.

          2.          Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio, to the Bank’s pro forma book value. Based on the $46.5 million midpoint valuation, the Bank’s pro forma P/B and P/TB ratios both equaled 46.17% (see Table 4.5 below). In comparison to the average P/B and P/TB ratios for the Peer Group of 52.84% and 57.27%, the Bank’s ratios reflected a discount of 12.6% on a P/B basis and a discount of 19.4% on a P/TB basis. In comparison to the Peer Group’s median P/B and P/TB ratios of 52.09% and 54.66%, respectively, the Bank’s pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 11.4% and 15.5%, respectively. At the top of the super range, the Bank’s P/B and P/TB ratios both equaled 53.82%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflected a premium of 1.9% and a discount of 6.0%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflect a premium of 3.3% and a discount of 1.5%, respectively. RP Financial considered the resulting premiums or discounts under the P/B approach to be reasonable, given the

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RP® Financial, LC.	VALUATION ANALYSIS
IV.28

nature of the calculation of the P/B ratio and resulting premiums pursuant to the price to earnings method.

          3.          Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $46.5 million midpoint of the valuation range, the Bank’s value equaled 7.16% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 5.50%, which implies a premium of 30.2% has been applied to the Bank’s pro forma P/A ratio. In comparison to the Peer Group’s median P/A ratio of 3.93%, the Bank’s pro forma P/A ratio at the midpoint value reflects a premium of 82.2%.

Comparison to Recent Offerings

          As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, Home Bancorp and First Savings were the most recent standard conversion offerings completed. In comparison to Home Bancorp’s and First Savings’ average pro closing forma P/TB ratio of 60.6%, the Bank’s P/TB ratio of 46.2% at the midpoint value reflects an implied discount of 23.8%. At the top of the superrange, the Bank’s P/TB ratio of 53.8% reflects an implied discount of 11.2% relative to Home Bancorp’s and First Savings’ average closing P/TB ratio. Home Bancorp’s and First Savings’ current average P/TB ratio, based on closing stock prices as of October 10, 2008, equaled 60.0%. In comparison to Home Bancorp’s and First Savings’ current average P/TB ratio, the Bank’s P/TB ratio at the midpoint value reflects

RP® Financial, LC.	VALUATION ANALYSIS
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an implied discount of 23.0% and at the top of the superrange the discount narrows to 10.3%.

Valuation Conclusion

          Based on the foregoing, it is our opinion that, as of October 10, 2008, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, inclusive of the Foundation shares, equaled $46,500,000 at the midpoint, equal to 4,650,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $39,750,000 and a maximum value of $53,250,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 3,975,000 at the minimum and 5,325,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $61,012,500 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 6,101,250. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.5 and are detailed in Exhibit IV-7 and Exhibit IV-8.